Exhibit 99.2

CONVERTIBLE NOTE PURCHASE AGREEMENT

This CONVERTIBLE NOTE PURCHASE AGREEMENT (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), dated [•], is entered into by and between 21Vianet Group, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), and [•], (the “Purchaser” and, together with the Company, the “Parties”).

WITNESSETH:

WHEREAS, the Company desires to issue to the Purchaser, and the Purchaser has agreed to purchase from the Company, the Notes (as defined below) in an aggregate principal amount of US$[•], subject to the terms and conditions set forth herein and in the Notes.

NOW, THEREFORE, in consideration of the respective undertakings stated herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.                                      DEFINITIONS AND INTERPRETATIONS.

1.1                               Definitions.  Whenever used herein, unless the context otherwise requires, the following words and phrases shall have the following meanings:

“Accounting Date” means December 31, 2018.

“ADSs” means American Depositary Shares representing Class A Ordinary Shares.

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

“Aggregate Principal Amount” means US$[•].

“Agreement” has the meaning given to such term in the preamble to this Agreement.

“Board” means the board of directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in the State of New York, PRC, Hong Kong or the Cayman Islands are required or authorized by law or executive order to be closed.

“Class A Ordinary Shares” means the Class A ordinary shares of the Company, with a par value of US$0.00001 each.

“Class B Ordinary Shares” means the Class B ordinary shares of the Company, with a par value of US$0.00001 each.

“Class C Ordinary Shares” means the Class C ordinary shares of the Company, with a par value of US$0.00001 each.

“Closings” has the meaning specified in Section 2.2(b).

“Closing Date” has the meaning specified in Section 2.2(b).

“Company” has the meaning specified in the preamble to this Agreement.

“Company Account” has the meaning specified in Section 2.3(a).

“Company Securities” means (a) Ordinary Shares or ADSs, depositary receipts or similar instruments issued in respect of Ordinary Shares, (b) securities convertible into, or exercisable or exchangeable for, any Ordinary Shares or other instruments described in clause (a), and (c) any options, warrants or other rights to acquire any of the foregoing Ordinary Shares, instruments or securities.

“Confidential Information” means any non-public documents, materials and other information in whatever form received or obtained by a Party in connection the entering into of this Agreement or any other Transaction Document relating to (a) the business, financial or other affairs (including future plans and targets) of a Party or its Affiliates; (b) the existence or terms of any Transaction Document or any transaction contemplated by the Transaction Documents or the identities of the Parties and their respective Affiliates; or (c) any discussions or negotiations with regard to any Transaction Document or any transaction contemplated by the Transaction Documents, but shall exclude any information (i) that is or becomes generally available to the public other than as a result of disclosure by or at the direction of a Party or any of its Affiliates or representatives in violation of the Transaction Documents; or (ii) that was prepared or developed independently by or on behalf of a Party without reference to any Confidential Information.

“Control” of a given Person means possession, directly or indirectly, of the power or authority, whether exercised or not, to direct the business, management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person.  The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Conversion Securities” means ADSs deliverable, or (at the Purchaser’s option) Class A Ordinary Shares issuable, upon conversion of the Notes in accordance with the terms thereof.

“Deposit Agreement” means the Deposit Agreement among the Company, the Depositary and such other parties thereto, as may be amended or replaced from time to time.

“Depositary” means Citibank, N.A. as depositary (or such other depositary bank with which the Company may enter into any depositary or similar agreement in connection with its ADS program).

“Encumbrance” means (a) any mortgage, charge, pledge, lien, hypothecation, deed of trust, title retention, title defect, security interest, encumbrance or other third-party rights of any kind securing or conferring any priority of payment in respect of any obligation of any Person, any other restriction or limitation; (b) any easement or covenant granting a right of use or occupancy to any Person; (c) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, right of pre-emptive negotiation, or refusal or transfer restriction in favor of any Person; and (d) any adverse claim as to title, possession, or use, and includes any agreement or arrangement for any of the same.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“First Closing” has the meaning specified in Section 2.2(a).

“First Closing Date” has the meaning specified in Section 2.2(a).

“First Closing Note” has the meaning specified in Section 2.1(a).

“First Closing Principal Amount” has the meaning specified in Section 2.1(a).

“Fundamental Company Representations” means the representations and warranties given by the Company set forth in Sections 3.2, 3.3, 3.4, 3.6, 3.7 and 3.8.

“Fundamental Purchaser Representations” means the representations and warranties given by the Purchaser set forth in Sections 4.1, 4.2, 4.3 and 4.4.

“Governmental Authority” means any transnational or supranational, domestic or foreign federal, national, state, provincial, local or municipal governmental, regulatory, judicial or administrative authority, department, court, arbitral body, agency or official, including any department, commission, board, agency, bureau, subdivision or instrumentality thereof or any stock exchange or other self-regulatory organization; and any entity or enterprise owned or controlled by a government.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Indemnified Party” has the meaning specified in Section 6.1(a).

“Indemnifying Party” has the meaning specified in Section 6.1(a).

“Indemnity Notice” has the meaning specified in Section 6.2.

“Listing Rules” means the applicable rules and regulations of the NASDAQ Global Select Market.

“Losses” has the meaning specified in Section 6.1(a).

“Material Adverse Effect” means:

(a)                                 any event, occurrence, fact, condition, change or development, individually or together with other events, occurrences, facts, conditions, changes or developments that, individually or together with any one or more events, occurrences, facts, conditions, changes or developments, has had or could reasonably be expected to have a material adverse effect on (i) the business, operations, condition (financial or otherwise), affairs, properties, employees, liabilities, assets or results of operation of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement and to timely perform its material obligations hereunder and under the Notes; or

(b)                                 any change in or amendment to the laws, regulations and rules of the PRC or the official interpretation or official application thereof (a “Change in Law”) that results in (i) the Company and its Subsidiaries (as in existence immediately subsequent to such Change in Law), as a whole, being legally prohibited from operating substantially all of the business operations conducted by the Company and its Subsidiaries (as in existence immediately prior to such Change in Law) as of the last date of the period described in the Company’s consolidated financial statements for the most recent fiscal quarter and (ii) the Company’s being unable to continue to derive substantially all of the economic benefits from the business operations conducted by the Company and its Subsidiaries (as in existence immediately prior to such Change in Law) in the same manner as reflected in the Company’s consolidated financial statements for the most recent fiscal quarter;

provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect on the business of the Company or the Company or any Subsidiary arising from (i) economic changes affecting the industry in which the Company and its Subsidiaries operate generally or the economy of the PRC (provided in each case that such changes do not have a unique or materially disproportionate impact on the business of the Company and its Subsidiaries compared to any other companies that operate in the industry or market in which the Company and its Subsidiaries operate), (ii) the execution, announcement or disclosure of this Agreement or the pendency or consummation of the transactions contemplated hereunder, (iii) changes after the date of this Agreement in legal, tax or regulatory conditions (provided that such changes do not have a unique or materially disproportionate impact on the business of the Company and its Subsidiaries compared to any other companies that operate in the industry or market in which the Company and its Subsidiaries operate), (iv) changes in national or international political or social conditions, including any engagement in hostilities or the occurrence of any military or terrorist attack or civil unrest (provided that such changes do not have a unique or materially disproportionate impact on the business of the Company and its Subsidiaries compared to any other companies that operate in the industry or market in which the Company and its Subsidiaries operate), or (v) earthquakes, hurricanes, floods or other natural disasters.

“Money Laundering Laws” has the meaning specified in Section 3.33.

“NDRC” means the National Development and Reform Commission of the PRC or its local counterparts.

“NDRC Circular” means the Circular on Promoting the Reform of the Administrative System on the Issuance by Enterprises of Foreign Debt Filings and Registrations (关于推进企业发行外债备案登记制管理改革的通知 (发改外资[2015]2044 号)) issued by the NDRC and which came into effect on September 14, 2015.

“NDRC Debt Issue Registration Certificate” means the Enterprise Overseas Debt Issuance Registration Certificate (企业发行外债备案登记证明) issued by the NDRC with respect to the Notes.

“Notes” means the convertible promissory notes issued by the Company to the Purchaser and (if applicable) to the Affiliate Purchaser pursuant to Article 2 below, substantially in the form of Exhibit A hereto.

“Ordinary Shares” means the Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares.

“Person” means any natural person, firm, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or any other legal entity, including public bodies, whether acting in an individual, fiduciary or other capacity.

“PRC” means the People’s Republic of China, excluding, for the purpose of this Agreement, Hong Kong, the Macau Special Administrative Region and Taiwan.

“Purchaser” has the meaning specified in the preamble to this Agreement.

“Registration Rights” has the meaning specified in Section 7.1.

“Regulation S” has the meaning specified in Section 3.25.

“Sanctions” has the meaning specified in Section 3.34.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” has the meaning specified in Section 3.1.

“Second Closing” has the meaning specified in Section 2.2(b);

“Second Closing Date” has the meaning specified in Section 2.2(b);

“Second Closing Note” has the meaning specified in Section 2.1(b);

“Second Closing Principal Amount” has the meaning specified in Section 2.1(b);

“Securities Act” means the United States Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any given Person, any other Person that is Controlled directly or indirectly by such given Person, which shall, for the avoidance of doubt, include any variable interest entity whose assets and financial results are consolidated with the assets and financial results of such given Person and are recorded on the financial statements of such given Person for financial reporting purposes in accordance with applicable accounting standards (each, a “VIE” and collectively, the “VIEs”) and any Subsidiary of such VIEs.

“Transaction Documents” means, collectively, this Agreement and the Notes.

“Transfer” means directly or indirectly, offer, sell, contract to sell, pledge, transfer, assign, give, hypothecate, encumber, grant a security interest in, convey in trust, gift, devise or descent, or otherwise dispose of, or suffer to exist (whether by operation of law of otherwise) any Encumbrance (except as imposed by applicable securities laws) on, any Company Securities or any right, title or interest therein or thereto, or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any Company Securities, whether any such aforementioned transaction is to be settled by delivery of the Ordinary Shares, ADSs or such other securities, in cash or otherwise, or publicly disclose the intention to make any such disposition or to enter into any such transaction, swap, hedge or other arrangement, including transfers pursuant to divorce or legal separation, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any Company Securities.

“US$” and “U.S. dollar” means the lawful currency of the United States of America.

“U.S. Special Resolution Regime” means each of the Federal Deposit Insurance Act (12 U.S.C. §§ 1811—1835a) and regulations promulgated thereunder and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (12 U.S.C. §§ 5381—5394) and the regulations promulgated thereunder.

1.2                               Interpretations.  References to this Agreement include Schedule 1 and Exhibit A, which form an integral part hereof.  A reference to any Section, Schedule or Exhibit is, unless otherwise specified, to such Section of, or Schedule or Exhibit to, this Agreement.  The words “hereof,” “hereunder” and “hereto,” and words of like import, unless the context requires otherwise, refer to this Agreement as a whole and not to any particular Section hereof or Schedule or Exhibit hereto.  A reference to any document (including this Agreement) is, unless otherwise specified, to that document as amended, consolidated, supplemented, novated or replaced from time to time.

2.                                      NOTES.

2.1                               Issuance of the Notes.  Upon the terms and subject to the conditions of this Agreement:

(a)                                 at the First Closing, the Company agrees to issue to the Purchaser, and the Purchaser hereby agrees to purchase from the Company, the Note in an aggregate principal amount of not less than US$[•] as notified by the Purchaser to the Company no less than three Business Days before the First Closing Date (such principal amount, the “First Closing Principal Amount”) (such Note, the “First Closing Note”); and

(b)                                 at the Second Closing, the Company agrees to issue to the Purchaser or, at the Purchaser’s sole discretion and upon its written election no later than three Business Days before the Second Closing Date, its designated Affiliate (the “Affiliate Purchaser”), and the Purchaser hereby agrees to purchase or cause its Affiliate to purchase from the Company, the Note in an aggregate principal amount equal to the Aggregate Principal Amount less the First Closing Principal Amount (such principal amount, the “Second Closing Principal Amount”) (such Note, the “Second Closing Note”).

2.2                               Closing.

(a)                                 The closing of the issuance and purchase of the First Closing Note to the Purchaser (the “First Closing”) shall take place remotely via the exchange of documents and signatures on the tenth Business Day after all closing conditions specified in Sections 2.4 and 2.5 have been waived or satisfied (other than those conditions that by their nature are to be satisfied at the First Closing, but subject to their satisfaction or waiver at the First Closing), or at such other time and place as the Company and the Purchaser may mutually agree in writing.  The date and time of the First Closing are referred to herein as the “First Closing Date”.

(b)                                 Subject to the completion of the First Closing in accordance with this Section 2, the closing of the issuance and purchase of the Second Closing Note to the Purchaser or Affiliate Purchaser (as applicable) (the “Second Closing”, together with the First Closing, the “Closings”) shall take place remotely via the exchange of documents and signatures on the twenty-fifth Business Day after the First Closing Date, or at such other time and place as the Company and the Purchaser may mutually agree in writing. The date and time of the Second Closing are referred to herein as the “Second Closing Date”, and together with the First Closing Date, each a “Closing Date”.

2.3                               Payment and Delivery.

(a)                                 At the First Closing, the Purchaser shall pay and deliver the First Closing Principal Amount to the bank account of the Company (designated by the Company in writing delivered to the Purchaser at least ten Business Days prior to the First Closing Date) (the “Company Account”) in U.S. dollars by wire transfer, of immediately available funds, and the Company shall: (a)  deliver to the Purchaser a Note in a principal amount equal to the First Closing Principal Amount, duly executed by the Company and registered in the name of the Purchaser and dated the First Closing Date, free and clear of Encumbrances; and (b) duly register the Purchaser as the holder of the First Closing Note in the Company’s register maintained for registration or transfer of the Notes and deliver a copy of such register to the Purchaser.

(b)                                 At the Second Closing, the Purchaser shall pay and deliver or cause to be paid and delivered the Second Closing Principal Amount to the Company Account in U.S. dollars by wire transfer, of immediately available funds, and the Company shall: (a) deliver to the Purchaser or Affiliate Purchaser (as applicable) a Note in a principal amount equal to the Second Closing Principal Amount, duly executed by the Company and registered in the name of the Purchaser or Affiliate Purchaser (as applicable) and dated the Second Closing Date, free and clear of Encumbrances; and (b) duly register the Purchaser or Affiliate Purchaser (as applicable) as the holder of the Second Closing Note in the Company’s register maintained for registration or transfer of the Notes and deliver a copy of such register to the Purchaser or Affiliate Purchaser (as applicable).

2.4                               Conditions to the Purchaser’s Obligations to Effect the Closings.  The obligation of the Purchaser to complete the subscription for and purchase of the Notes at each Closing is subject to the satisfaction, prior to or simultaneously with the First Closing, of the following conditions, any of which may be waived by written consent of the Purchaser:

(a)                                 The Company having duly attended to and completed all corporate procedures and other actions that are required in connection with the Transaction Documents and the transactions contemplated thereby, including without limitation the (i) approval by the Board of the execution, delivery and performance by the Company of the Transaction Documents, the issuance of Note at each Closing and the Conversion Securities upon conversion of the Notes in accordance with their terms, and the other transactions contemplated by the Transaction Documents to which the Company is a party or which require approval by the Board and (ii) authorization by the Board of a specified person or persons, on behalf of the Company, to sign and deliver the Transaction Documents to which it is a party;

(b)                                 The representations and warranties of the Company to the Purchaser set forth in Article 3, other than the Fundamental Company Representations, shall have been true and correct on the date of this Agreement and true and correct in all material respects (without regard to any limitation or qualification as to materiality or by “Material Adverse Effect” included therein) as of the First Closing Date and the Fundamental Company Representations shall have been true and correct in all respects on the date of this Agreement and as of the First Closing Date;

(c)                                  The Company shall have performed and complied in all material respects with all, and not be in breach or default in any material respect under any, agreements, covenants, conditions and obligations contained in this Agreement that are required to be performed or complied with by it on or before the First Closing Date;

(d)                                 No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, prevents, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement, or imposes any damages or penalties in connection with the transactions contemplated by this Agreement with respect to the Purchaser; and no action, suit, proceeding or investigation shall have been instituted by a Governmental Authority of competent jurisdiction or any Person or threatened that seeks to restrain, enjoin, prevent, prohibit or otherwise make illegal the consummation of the transactions contemplated by this Agreement with respect to the Purchaser, or imposes any damages or penalties in connection with the transactions contemplated by this Agreement with respect to the Purchaser;

(e)                                  All consents and approvals of, notices to and filings or registrations with any Governmental Authority required pursuant to any applicable law or regulation of any Governmental Authority in connection with the execution, delivery or performance by the Company or the consummation of the transactions contemplated by this Agreement having been duly obtained or made, including the application to the NDRC with respect to the consummation of the transactions contemplated by this Agreement in accordance with the NDRC Circular having been duly submitted to the NDRC, and evidence or proof reasonably satisfactory to the Purchaser that such filing application has been duly submitted to the NDRC having been provided to the Purchaser;

(f)                                   The Purchaser shall have received a legal opinion dated as of the First Closing Date in a form acceptable to the Purchaser from Maples and Calder (Hong Kong) LLP, the Cayman Islands legal adviser to the Company;

(g)                                  The Purchaser shall have received a legal opinion dated as of the First Closing Date in a form acceptable to the Purchaser from CYL & Partners, the Hong Kong legal adviser to the Company;

(h)                                 There having been no Material Adverse Effect; and

(i)                                     There having been no event, occurrence, development or state of circumstances that would constitute an Event of Default (as defined in the Notes), whether or not with the giving of notice and/or the passage of time and/or the fulfilment of any other requirement or require an adjustment of the initial conversion price of the Notes between the date of this Agreement and the First Closing.

2.5                               Conditions to the Company’s Obligations to Effect the Closings.  The obligation of the Company to issue the Notes to the Purchaser at each Closing is subject to the satisfaction, or written waiver by the Company, of each of the following conditions, upon or before the First Closing:

(a)                                 The Purchaser having duly attended to and completed all corporate procedures and other actions [(specifically, including QDII process)] required to be taken by the Purchaser in connection with the Transaction Documents and the transactions contemplated thereby, including in relation to the execution, delivery and performance of this Agreement and the purchase of the First Closing Note;

(b)                                 The representations and warranties of the Purchaser contained in Article 4, other than the Fundamental Purchaser Representations, shall have been true and correct on the date of this Agreement and true and correct in all material respects (without regard to any limitation or qualification as to materiality included therein) as of the First Closing Date and the Fundamental Purchaser Representations shall have been true and correct in all respects on the date of this Agreement and as of the First Closing Date;

(c)                                  The Purchaser shall have performed and complied in all material respects with all, and not be in breach or default in any material respect under any, agreements, covenants, conditions and obligations contained in this Agreement that are required to be performed or complied with by them on or before the First Closing Date; and

(d)                                 No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, prevents, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement, or imposes any damages or penalties in connection with the transactions contemplated by this Agreement with respect to the Company; and no action, suit, proceeding or investigation shall have been instituted by a Governmental Authority of competent jurisdiction or threatened that seeks to restrain, enjoin, prevent, prohibit or otherwise make illegal the consummation of the transactions contemplated by this Agreement, or imposes any damages or penalties in connection with the transactions contemplated by this Agreement with respect to the Company.

3.                                      REPRESENTATIONS AND WARRANTIES OF THE COMPANY.  The Company represents and warrants to the Purchaser as of the date hereof and as of the First Closing Date that:

3.1                               Accuracy of Disclosure.  The Company has filed or furnished, as applicable, on a timely basis, all registration statements, annual reports and other statements, reports, schedules, forms and other documents required to be filed or furnished by it with the SEC (all of the foregoing documents filed with or furnished to the SEC and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”).  As of their respective effective dates (in the case of the SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment: (A) each of the SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended, and any rules and regulations promulgated thereunder applicable to the SEC Documents (as the case may be) and (B) none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the material statements therein, in the light of the circumstances under which they were made, not misleading.  No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC Documents (including, without limitation, information referred to in Section 2(e) of this Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made.

3.2                               Existence and Qualification.  The Company has been duly incorporated, is validly existing and in good standing under the laws of the Cayman Islands and has the requisite power and authority to own, lease and operate its property and to conduct its business as currently conducted and as described in the SEC Documents.  The Company and each of its Subsidiaries is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of their respective businesses or their respective ownership, leasing or operation of property requires such qualification.

3.3                               Capitalization.  The authorized share capital of the Company is $15,000 divided into 1,500,000,000 shares comprising (i) 1,199,940,000 Class A Ordinary Shares, of which 498,760,704 Class A Ordinary Shares (excluding the 6,493,146 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plan) were issued and outstanding as of January 31, 2020; (ii) 300,000,000 Class B Ordinary Shares, of which 174,649,638 Class B Ordinary Shares were issued and outstanding as of January 31, 2020; and (iii) 60,000 Class C Ordinary Shares, which were re-designated from Class A Ordinary Shares and were all issued and outstanding as of January 31, 2020.  All of the issued and outstanding shares in the capital of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all applicable securities laws, and none of such issued and outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  Except as set forth in the SEC Documents, including share incentive awards that may be issued from time to time under the Company’s share incentive plans, the Company has no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matter.

3.4                               Valid Issuance of the Notes.  The Notes will be duly and validly authorized for issuance and sale to the Purchaser by the Company, and when issued and delivered by the Company against payment therefor by the Purchaser in accordance with the terms of this Agreement, the Notes will be legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and general principles of equity.

3.5                               Valid Issuance of the Conversion Securities.  The Conversion Securities, upon conversion of the Notes, will be duly and validly issued, fully paid and non-assessable, free and clear of all Encumbrances, and based in part upon the representations and warranties of the Purchaser in this Agreement, will be issued in compliance with all applicable federal and state securities laws.  Upon conversion of the Notes: (a) if the Purchaser elects to convert the Notes into ADSs pursuant to terms and conditions of the Notes, the ADSs will be duly listed and admitted to trading on the NASDAQ Global Select Market, and the Purchaser will be entitled to all rights accorded to a holder of the ADSs under the Deposit Agreement; and (b) if the Purchaser elects to convert the Notes into Class A Ordinary Shares, the Purchaser will be entitled to all rights accorded to a holder of the Class A Ordinary Shares.

3.6                               Capacity, Authorization and Enforceability.  The Company has the requisite power and authority to enter into and perform its obligations under the Transaction Documents and consummate the transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery by the Purchaser, this Agreement is a valid and binding agreement of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and general principles of equity.

3.7                               Non-Contravention.  Neither the execution and the delivery of the Transaction Documents, nor the consummation of the transactions contemplated thereby, will (i) violate any provision of the memorandum and articles of association or other constitutional documents of the Company or (ii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority to which the Company or any of its Subsidiaries is subject, or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an Encumbrance under, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, any agreement, contract, lease, license, instrument, or other arrangement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which the Company’s or any of its Subsidiaries’ assets are subject.  No action has been taken nor is any action, suit, proceeding or claim pending or threatened that questions the validity of the Transaction Documents or the right of the Company to enter into the Transaction Documents or to consummate the transactions contemplated hereby or that otherwise seeks to materially delay or frustrate the consummation of the transactions contemplated hereby and there is no basis for any Person to take or threaten to take any of the foregoing actions.

3.8                               Consents and Approvals.  Assuming the accuracy of the representations and warranties of the Purchaser under this Agreement, neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of any of the transactions contemplated hereby, nor the performance by the Company of the Transaction Documents in accordance with its terms requires the consent, approval, order or authorization of, or registration with, or the giving notice to, any governmental or public body or authority or any third party, except such as have been or will have been obtained, made or given on or prior to the First Closing and those filings required to be made with the SEC and NASDAQ Stock Market LLC.

3.9                               Financial Statements.  The financial statements (including any related notes) contained in the SEC Documents: (A) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (B) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby and (C) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby, except as disclosed therein and as permitted under the Exchange Act.  Except as disclosed in the SEC Documents, the Company and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of the Company and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than liabilities incurred in the ordinary course of business since the Accounting Date.

3.10                        Changes since Accounting Date.

(a)                                 Except as disclosed in the SEC Documents, neither the Company nor any of its Subsidiaries has, since the Accounting Date, (i) entered into any transactions, (ii) entered into or assumed any contract, (iii) incurred, assumed or acquired any liability (including contingent liability) or other obligation, (iv) acquired or disposed of, or agreed to acquire or dispose of, any business or any other asset, (v) cancelled, waived, released or discounted in whole or in part any debts or claims, or (vi) taken on or become subject to any contingent liability, in each case, which were not in the ordinary course of business and were of a nature that would be required to be disclosed in either (i) the SEC Documents, or (ii) the financial statements or the footnotes thereto of the Company and its Subsidiaries prepared in conformity with GAAP.

(b)                                 Since the Accounting Date, (i) there has not been any event or condition of any type that has had or reasonably could be expected to have a Material Adverse Effect, (ii) the Company has not altered its method of accounting or the identity of its auditors.

3.11                        Internal Accounting and Disclosure Controls.  The Company and each of its Subsidiaries maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including that:

(a)                                 transactions are executed in accordance with management’s general or specific authorizations and in compliance with applicable laws, rules and regulations (including without limitation the Listing Rules);

(b)                                 transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability;

(c)                                  access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization;

(d)                                 the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any differences; and

(e)                                  each of the Company and its Subsidiaries has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity and provide a sufficient basis for the preparation of the Company’s consolidated financial statements in accordance with GAAP.

The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. Since January 1, 2019, neither the Company nor any subsidiary has received any notice or other correspondence from its outside auditors relating to any potential material weakness in any part of the Company’s internal control over financial reporting.

3.12                        Contingent Liabilities.

(a)                                 There are no outstanding guarantees or contingent payment obligations of the Company and each of its Subsidiaries in respect of indebtedness of third parties that are of a nature that would be required to be disclosed on a balance sheet of the Company and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than those disclosed in the financial statements referred to in the SEC Documents.

(b)                                 Neither the Company nor any Subsidiary has any liabilities or obligations required to be disclosed in the SEC Documents which are not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company’s or the Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or could not have a Material Adverse Effect.

(c)                                  The Company and each of its Subsidiaries is in compliance with all of its obligations under any outstanding guarantees or contingent payment obligations as disclosed in the financial statements referred to in the SEC Documents.

(d)                                 There are no outstanding guarantees or contingent payment obligations that are required to be disclosed by the Company in its Exchange Act filings and are not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

3.13                        Off-balance Sheet Arrangements.  Neither the Company nor any of its Subsidiaries has any off-balance sheet transactions which, individually or in the aggregate, would, or is likely to, have a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has any relationships with unconsolidated entities that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company, or any of its Subsidiaries, such as structured finance entities and special purpose entities that could have a material adverse effect on the liquidity of the Company or any of its Subsidiaries or the availability thereof or the requirements of the Company or any of its Subsidiaries for capital resources. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise could reasonably be likely to have a Material Adverse Effect.

3.14                        Related Party Transactions.  There are no material transactions between the Company or any of its Subsidiaries, on the one hand, and the Company’s or any of its Subsidiaries’ respective 5% or greater shareholders (other than, in the case of any Subsidiary, the Company), Affiliates, directors or executive officers, or any Affiliates of such Persons, on the other hand, or any other related party transactions required to be disclosed, that are not disclosed, in the SEC Documents.

3.15                        Absence of Certain Changes.  Except as set forth in the SEC Documents, since the Accounting Date, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice, and there has been no event, occurrence, development or state of circumstances that has, or could reasonably be expected to have, a Material Adverse Effect.

3.16                        Contracts.

(a)                                 Each indenture, contract, lease, mortgage, deed of trust, note agreement, loan or other agreement or instrument of a character that is required to be described or summarized in the SEC Documents or to be filed as an exhibit to the SEC Documents under the SEC Rules (collectively, the “Material Contracts”) is so described, summarized or filed.

(b)                                 The Material Contracts to which the Company or its subsidiaries are a party have been duly and validly authorized, executed and delivered by the Company and constitute the legal, valid and binding agreements of the Company or its subsidiaries, as applicable, enforceable by and against the Company or its subsidiaries, as applicable, in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors’ rights.

(c)                                  Neither the Company nor any Subsidiary is in breach or default of or has knowledge (actual or constructive) of the invalidity of or grounds for rescission, avoidance or repudiation of any Material Contract, nor has the Company or any Subsidiary received written notice of any intention to terminate any such Material Contract.

3.17                        Indebtedness and Other Contracts.  Except as disclosed in the SEC Documents, neither the Company nor any Subsidiary:

(a)                                 has any outstanding Indebtedness (as defined below) that are of a nature that would be required to be disclosed on a balance sheet of the Company and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP;

(b)                                 is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect;

(c)                                  is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect; or

(d)                                 is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect.

For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with generally accepted accounting principles) (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above, and (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

3.18                        Events of Default.  No event has occurred or circumstance arisen which, had the Notes already been issued, could reasonably be expected to (whether or not with the giving of notice and/or the passage of time and/or the fulfilment of any other requirement): (i) constitute an event described under “Events of Default” in the terms and conditions of the Notes appended thereto or (ii) require an adjustment of the initial conversion price of the Notes.

3.19                        Litigation.  Except as disclosed in the SEC Documents or as would not individually or in the aggregate have or be expected to have a Material Adverse Effect, there are no actions by or against the Company or any of its Subsidiaries or affecting the business or any of the assets of the Company or any of its Subsidiaries which is pending or, to the Company’s knowledge, threatened to be brought against the Company or any of its Subsidiaries.

3.20                        Compliance with Laws.

(a)                                 Except as disclosed in the SEC Documents, the business of the Company and its Subsidiaries has been and is being conducted in compliance in all material respects with all applicable laws, government orders applicable to the Company or any of its Subsidiaries.

(b)                                 The Company is in compliance with the requirements of the NASDAQ Global Select Market for continued listing of the ADSs thereon (and Class A Ordinary Shares, not for trading but in connection with the listing of the ADSs) and has no knowledge of any facts or circumstances that could reasonably lead to delisting of its ADSs from the NASDAQ Global Select Market.  The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Class A Ordinary Shares under the Exchange Act or the listing of the ADSs (and Class A Ordinary Shares, not for trading but in connection with the listing of the ADSs) on the NASDAQ Global Select Market, nor has the Company received any notification that the SEC or the NASDAQ Global Select Market is contemplating terminating such registration or listing. The transactions contemplated by the Transaction Documents will not contravene the rules and regulations of the NASDAQ Global Select Market.

3.21                        Investigation.  To the best knowledge, information and belief of the Company (after due enquiry), there are no law enforcement, legal, governmental, NASDAQ Global Select Market, regulatory or self-regulatory inquiry or investigations nor any pending actions, suits or proceedings against or affecting the Company or any of its Subsidiaries or any of their respective directors or officers (in their capacities as such), or assets, which, if determined adversely to the Company or any of its Subsidiaries or any of their respective directors, officers or assets, could individually or in the aggregate have a Material Adverse Effect, or which are otherwise material in the context of the issue of the Notes, and no such investigations, actions, suits or proceedings are to the best knowledge of the Company threatened or contemplated.

3.22                        Solvency.  The Company and each Subsidiary is not, as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closings, will not be, Insolvent (as defined below). For purposes of this paragraph, “Insolvent” means, with respect to any person, (a) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total indebtedness, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (d) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is currently proposed to be conducted.

3.23                        Title.  Each of the Company and its Subsidiaries has good title to all real property, material personal property and any other material assets owned by it or any rights or interests thereto, in each case as is necessary to conduct the business now operated by it (“Assets”); and there are no Encumbrances affecting any of such Assets which could have a material adverse effect on the value of such Assets, or limit, restrict or otherwise have a material adverse effect on the ability of the Company or any of its Subsidiaries to utilize or develop any such Assets and, where any such Assets are held under lease, each lease is a legal, valid, subsisting and enforceable lease other than where the failure of any such lease to be legal, valid, subsisting or enforceable could not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary is in breach or default of or has knowledge (actual or constructive) of any grounds for rescission, avoidance or repudiation of any such lease, nor has the Company or any Subsidiary received written notice of any intention to terminate any such lease.

3.24                        Brokers’ Fees.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who would be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

3.25                        Securities Laws.  (a) No “directed selling efforts” into the United States (as defined in Rule 902 of Regulation S under the Securities Act (“Regulation S”)) or any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) with respect to the Notes have been made by the Company, any of its Affiliates, or any Person acting on its behalf, and (b) none of the foregoing Persons has taken any actions that would result in the sale of the Notes to the Purchaser under this Agreement requiring registration under the Securities Act or any U.S. state securities laws.  The Company is a “foreign issuer” (as defined in Regulation S).

3.26                        No Registration.  No registration under the Securities Act is required for the offer and sale of the Notes by the Company to the Purchaser as contemplated hereby.

3.27                        No Manipulation of ADSs. Neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge, any of their respective officers, directors, employees, affiliates or controlling persons has taken and will not, in violation of applicable law, take, any action designed to or that might reasonably be expected to, directly or indirectly, cause or result in stabilization or manipulation of the price of the ADSs.

3.28                        Ranking of the Notes and Senior Indebtedness.  The Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of the Company and will at all times rank pari passu without any preference among themselves and with all other present and future direct, unconditional unsecured and unsubordinated obligations of the Company other than those preferred by statute or applicable law.

3.29                        Listing and Maintenance Requirements.  The issuance and sale of the Notes under this Agreement and the transactions contemplated hereby do not contravene the Listing Rules.

3.30                        Insurance.  The Company and each of its Subsidiaries have in place all insurance policies necessary for the conduct of their businesses as currently operated and for compliance with all requirements of law, such policies are in full force and effect, and all premiums with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policy, and the Company and each of its Subsidiaries have complied in all material respects with the terms and conditions of such policies, except where breach of this provision would not have a Material Adverse Effect.

3.31                        Intellectual Property.  The Company and each of its Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) necessary to carry on the business now operated by them in each country in which they operate, and neither the Company nor any of its Subsidiaries has received any notice or, to the best knowledge, information and belief of the Company (after due enquiry), is otherwise aware of any infringement of or conflict in any jurisdiction with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would have a Material Adverse Effect.

3.32                        Investment Company.  The Company is not, and upon the sale of the Notes contemplated herein and the application of the net proceeds therefrom will not be, required to register as an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended.

3.33                        Money Laundering Laws.  The operations of the Company and its Subsidiaries are, and have been conducted at all times, in compliance with applicable anti-money laundering statutes of all jurisdictions, including, without limitation, PRC and U.S. anti-money laundering laws, the rule and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, “Anti-Money Laundering Laws”); and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to Anti-Money Laundering Laws is pending or, threatened.

3.34                        Sanctions.  None of (a) the Company or any of its Subsidiaries or (b) any officer, employee, director, agent, affiliate or person acting on behalf of the Company or any of its Subsidiaries, (each of the foregoing in clause (a) and (b)  a “Covered Person”) is owned or controlled by a person that is targeted by or the subject of any sanctions from time to time administered by the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”), or by the U.S. Department of State or by Her Majesty’s Treasury or any sanctions imposed by the European Union (including under Council Regulation (EC) No. 194/2008), the United Nations Security Council or any other relevant governmental entity and any activities sanctionable under the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, as amended or the Iran Sanctions Act, as amended (collectively,  “Sanctions”).

3.35                        Anti-Corruption.  No Covered Person is aware of or has taken any action, directly or indirectly, that would result in a violation of or has violated the U.S. Foreign Corrupt Practices Act, as amended, the United Kingdom Bribery Act, as amended, or any other applicable anti-bribery or anti-corruption laws (collectively, “Anti-Corruption Laws”), including, without limitation, using any funds for any unlawful contribution, gift, entertainment or other unlawful payments to any foreign or domestic governmental official or employee from funds, nor has any Covered Person offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other person acting in an official capacity for any Governmental Authority to any political party or official thereof or to any candidate for political office (individually and collectively, a “Government Official”) or to any person under circumstances where such Company Affiliate knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(a)                                 influencing any act or decision of such Government Official in his official capacity;

(b)                                 inducing such Government Official to do or omit to do any act in relation to his lawful duty;

(c)                                  securing any improper advantage; or

(d)                                 inducing such Government Official to influence or affect any act or decision of any Governmental Authority,

in order to assist the Company or any of its subsidiaries in obtaining or retaining business for or with, or directing business to the Company or any of its Subsidiaries or in connection with receiving any approval of the transactions contemplated herein.  No Covered Person has accepted anything of value for any of the purposes listed in clauses (a) through (d) of this paragraph.

3.36                        PFIC.  Based on the Company’s current income and asset and projections as to the value of its assets and market value of its ADSs, including the current and anticipated value of its assets, the Company believes that it was not and does not expect to be a “passive foreign investment company” as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended for the current taxable year or in foreseeable future.

3.37                        Tax Matters.  The Company and each of its Subsidiaries have filed all material tax returns required by applicable law to be filed by them, have paid all taxes due pursuant to such returns (including interest and penalties), and have paid all other material taxes, fees, assessments and other governmental charges owing by them or in respect of their respective property, income, profits and assets, except for such taxes (a) that are not yet delinquent or (b) that are being appropriately contested in good faith by appropriate proceedings, and against which adequate reserves are being maintained in accordance with GAAP (or the comparable accounting principles in the relevant jurisdiction).  No tax assessment has been imposed on (or threatened in writing to be imposed on) the Company and its Subsidiaries or any of their respective assets.

3.38                        Subsidiary Rights. The Company has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of the Subsidiaries as owned by the Company.

3.39                        No Undisclosed Business.  Neither the Company nor any of its Subsidiaries is engaged in insurance, banking and financial services, public utility businesses or any other regulated businesses, except otherwise disclosed in the SEC Documents.

[3.40                    Disclosure. The Company confirms that it has not provided, and none of its officers or directors nor, to the Company’s knowledge, any other Person acting on its or their behalf has provided the Purchaser or its agents or counsel with any information that it believes constitutes material, non-public information except insofar as the existence, provisions and terms of the Transaction Documents and the proposed transactions hereunder may constitute such information, all of which will be disclosed by the Company in a press release as contemplated by Section 5.8. The Company understands and confirms that the Purchaser will rely on the foregoing representations in effecting transactions in securities of the Company.  The Company acknowledges and agrees that the Purchaser has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Article 4.]

4.                                      REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser represents and warrants to the Company as of the date hereof and as of the First Closing Date that:

4.1                               Existence.  It has been duly organized, is validly existing and is in good standing under the laws of its jurisdiction of organization.

4.2                               Capacity.  It has the requisite power and authority to enter into and perform its respective obligations under this Agreement and consummate the transactions contemplated hereby.

4.3                               Authorization and Enforceability.  This Agreement has been duly authorized, executed and delivered by it, and assuming the due authorization, execution and delivery by the Company, this Agreement is a valid and binding agreement of the Purchaser, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and general principles of equity.

4.4                               Non-Contravention.  Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any provision of its memorandum and articles of association or other constitutional documents or (ii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority to which it is subject, or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an Encumbrance under, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, any agreement, contract, lease, license, instrument, or other arrangement to which it is a party or by which it is bound or to which any of its assets are subject, in each case of the foregoing (ii) and (iii), in such a manner that would materially and adversely affect its ability to consummate the transactions contemplated hereby.  There is no action, suit or proceeding, pending or, to its knowledge, threatened against it that questions the validity of this Agreement or its right to enter into this Agreement to consummate the transactions contemplated hereby.

4.5                               Consents and Approvals.  Neither the execution and delivery by it of this Agreement, nor the consummation by it of any of the transactions contemplated hereby, nor its performance of this Agreement in accordance with its terms requires the consent, approval, order or authorization of, or registration with, or the giving notice to, any governmental or public body or authority or any third party, except such as have been or will have been obtained, made or given on or prior to the First Closing.

4.6                               Investment Purpose.  The Purchaser is purchasing the Notes solely for its own account for investment, and not with a view to, or for resale in connection with, any distribution of the Notes or any portion thereof, and not with any present intention of selling, offering to sell, or otherwise disposing of or distributing the Notes or any portion thereof in any transaction.  The entire legal and beneficial interest of the Notes is being purchased, and will be held, for its own account only, and neither in whole or in part for the account of any other Person.

4.7                               Regulation S Eligibility; Restriction on Resale.  It acknowledges that it is acquiring the Notes in an “offshore transaction” (as defined in Regulation S) in reliance upon the exemption from registration provided by Regulation S.  It is not a U.S. person as defined in Rule 902 of Regulation S and is located outside of the United States.  It understands that the Notes have not been registered under the Securities Act or any U.S. state law and may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. person except pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the Securities Act and applicable U.S. state law.

4.8                               Brokers’ Fees.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on its behalf who would be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

4.9                               Investment Experience.  The Purchaser is a sophisticated purchaser with knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of the investment in the Notes and the Conversion Securities.  It is able to bear the economic risks of an investment in the Notes and the Conversion Securities.  It understands the nature of an investment in the Company and the risks associated with such an investment.

4.10                        No Reliance. The Purchaser understands and acknowledges that the Company has not disclosed its financial and operating results for its quarter ended December 31, 2019 to the Purchaser, which may be material for the Purchaser’s decision to enter into this Agreement.

5.                                      COVENANTS.

5.1                               Further Assurances.  From the date of this Agreement to the First Closing Date, the Company and the Purchaser shall use their reasonable efforts to fulfill, or obtain the fulfillment of, all of the conditions precedent to the consummation of the transactions contemplated hereby.

5.2                               Reservation of Shares.  At all times for so long as any Note (or any portion thereof) remains outstanding, the Company shall take all actions necessary to have authorized, and reserved for the purpose of issuance, no less than 100% of the aggregate number of Class A Ordinary Shares needed to provide for the complete issuance of the Conversion Securities underlying the Notes.

5.3                               Compliance with NASDAQ Listing Rules. The Company will comply with all requirements of the NASDAQ Global Select Market with respect to the issuance of the Notes (including the issuance of the Conversion Securities upon conversion thereof), including the filing of any additional listing notice with respect to the issuance of the Notes (including the issuance of the Conversion Securities upon conversion thereof).

5.4                               Use of Proceeds.  The Company shall use the proceeds from the issuance of the Notes for such general corporate purposes as determined by the Board from time to time (the “Agreed Purposes”), and shall not directly or indirectly use the proceeds from the issuance of the Notes, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person for the purpose of funding or facilitating any activities or business of or with any Person (a) for any purpose other than the Agreed Purposes, (b) to fund or facilitate any activities of or business with any Person that is the subject or the target of Sanctions, (c) to fund or facilitate any activities of or business in any country or territory that is subject of any Sanctions (including Cuba, Iran, Syria, the Democratic People’s Republic of Korea, Crimea or any other country sanctioned by OFAC from time to time), (d) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, or (e) in a way that that results in noncompliance with any applicable Anti-Money Laundering Laws or anti-terrorism statutes, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Authority.

5.5                               Deposit Arrangement.  If the Purchaser elects to receive Class A Ordinary Shares upon the conversion of all or any portion of the principal amount of the Notes, then to the extent permitted by applicable law and based on the conditions that the Purchaser is not an “affiliate” (as such term is defined under Rule 144) of the Company and has met the relevant holding period as required under Rule 144, upon written request by the Purchaser at any time and from time to time, the Company shall (a) do and perform, or cause to be done and performed, all such acts and things (including to provide any consent or confirmation and to satisfy any other procedural or substantive requirements under the Deposit Agreement), and shall execute and deliver all such other agreements, certificates, instruments and documents, as may be necessary or reasonably requested by such Purchaser, in order to effect the issuance of ADSs (free of any restrictive legend) against deposit of all or a portion of the Conversion Securities that are Class A Ordinary Shares owned or acquired by such Purchaser as set forth in such written request, and (b) shall otherwise use its best efforts to facilitate and effect (or cause to be effected) the issuance of ADSs (free of any restrictive legend) against deposit of Conversion Securities, in each case as soon as practicable and in any event within ten (10) Business Days after receipt of such written request from the Purchaser, in each case which request may be made in anticipation of conversion of Notes or thereafter.  The Company shall pay any and all fees and expenses payable or otherwise incurred by the Purchaser as a result of effecting the deposits and issuances referred to in this Section 5.5, including ADS surrender and issuance fees payable to the Depositary.

5.6                               Anti-Bribery.  The Company shall not, and shall procure that no other Covered Person shall, take any action, directly or indirectly, that would result in a violation of any Anti-Corruption Law, including, without limitation, using any funds for any unlawful contribution, gift, entertainment or other unlawful payments to any foreign or domestic governmental official or employee from funds, nor permit any other Covered Person to offer, pay, promise to pay, or authorize the payment of any money, or offer, give, promise to give, or authorize the giving of anything of value, to any Government Official or to any Person under circumstances where the Company or any such Covered Person knows or is aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(a)                                 influencing any act or decision of such Government Official in his official capacity;

(b)                                 inducing such Government Official to do or omit to do any act in relation to his lawful duty;

(c)                                  securing any improper advantage; or

(d)                                 inducing such Government Official to influence or affect any act or decision of any Governmental Authority,

in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or directing business to the Company or any of its subsidiaries or in connection with receiving any approval of the transactions contemplated herein, nor shall any Covered Person accept anything of value for any of the purposes listed in clauses (a) through (d) of this paragraph.

5.7                               Anti-Money Laundering.  The Company shall procure that its operations and those of its Subsidiaries shall be conducted at all times in compliance with applicable Anti-Money Laundering Laws.

5.8                               [Iran.

(a)                                 The Goldman Sachs Group, Inc. (“GS”) is required to disclose under Section 13(r) of the Exchange Act (“Section 13(r)”), whether any of its Affiliates has engaged during each calendar quarter in certain Iran-related activities, including those targeted under the Iran Sanctions of Act of 1996 and other Iran-related Laws. The Company represents and warrants that neither the Company nor any of its controlled Affiliates nor any of their respective officers or directors has engaged in any activity that would be reportable by the Company if the Company was required to make a disclosure under Section 13(r).

(b)                                 Neither the Company nor any of its controlled Affiliates nor any of their respective officers or directors will engage in any activity that would be reportable by the Company if the Company was required to make a disclosure under Section 13(r). To the extent that the Company or its controlled Affiliates, officers or directors are, or become, engaged in any activities that would be reportable by the Company if the Company was required to make a disclosure under Section 13(r), the Company shall promptly, upon becoming aware of such information, disclose such information in writing to the Purchaser in sufficient detail in order that GS can timely satisfy its own disclosure obligations under Section 13(r).

(c)                                  The Company shall promptly provide the Purchaser with information concerning the Company or its controlled Affiliates, officers or directors reasonably requested by the Purchaser, at the cost of the Purchaser, for the sole purpose of allowing GS or its Affiliates to comply with any disclosure obligations under Section 13(r), including by completing a Section 13(r) compliance questionnaire and providing any other disclosure requested or required by the SEC, Federal Deposit Insurance Corporation, Federal Reserve Board, Office of the Comptroller of the Currency or OFAC in relation to Section 13(r), provided however, that the Company may withhold requested information to the extent (and only to the extent) that the provision of such specific information (i) would contravene applicable law (based on the advice of outside legal counsel) or (ii) would violate a confidentiality provision in a contract to which the Company is a party, notwithstanding reasonable efforts by the Company to obtain a timely waiver of such provision.]

5.9                               Securities Laws Disclosure; Publicity.  Not later than 5:00 p.m. Eastern Time on the First Closing Date, the Company shall issue a press release (the “Press Release”) acceptable to the Purchaser disclosing all material terms of the transactions contemplated hereby and of all issuances or proposed issuances of convertible promissory notes to any other Person(s) pursuant to any purchase agreement(s) entered into with the Company on or around the date of this Agreement (irrespective of whether the closing date of such other issuance(s) is or are on the First Closing Date), and file the Press Release under cover of a Form 6-K with the SEC describing the terms of the Transaction Documents. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Purchaser or an Affiliate of the Purchaser, or include the name of the Purchaser or an Affiliate of the Purchaser in any press release or filing/submission with the SEC or any regulatory agency or trading market, without the prior written consent of the Purchaser, except (i) as required by federal securities law in connection with any registration statement contemplated by the Registration Rights and (ii) to the extent such disclosure is required by law, request of the Staff of the SEC or trading market regulations, in which case the Company shall provide the Purchaser with prior written notice of such disclosure permitted under this subclause (ii).  From and after the issuance of the Press Release, the Company represents that the Purchaser shall not be in possession of any material, non-public information received from the Company or any of its officers, directors, employees or agents, that is not disclosed in the Press Release.

5.10                        NDRC Registration Certificate.  The Company shall use reasonable best efforts to obtain the NDRC Debt Issue Registration Certificate in accordance with the NDRC Circular and deliver to the Purchaser a certified true copy of the NDRC Debt Issue Registration Certificate within 12 months after the First Closing Date.

6.                                      INDEMNIFICATION.

6.1                               Indemnification.

(a)                                 Subject to the other provisions of this Article 6, the Company (the “Indemnifying Party”) shall indemnify, defend and hold harmless the Purchaser, its Affiliates, and its and its Affiliates’ members, partners, managers, directors, officers, employees, advisors and agents (each, an “Indemnified Party”) from and against any and all losses, liabilities, damages, claims, proceedings, costs and expenses (including reasonable attorney’s fees in connection with any investigation or defense of a claim indemnifiable under this Article 6) (collectively, “Losses”) resulting from or arising out of: (i) any breach or violation of, or inaccuracy in, any representation or warranty respectively made by the Indemnifying Party or its Affiliates under this Agreement; or (ii) any breach or violation of, or failure to perform, any covenants or agreements respectively made by or on behalf of, or to be performed by, the Indemnifying Party or its Affiliates under this Agreement.

(b)                                 The Indemnifying Party shall not be liable for any Loss consisting of punitive damages (except to the extent that such punitive damages are awarded to a third party against an Indemnified Party in connection with a third party claim).

(c)                                  The maximum aggregate amount of Losses that the Indemnified Parties will be entitled to recover pursuant to Section 6.1(a)(i) shall be limited to 100% of the Aggregate Principal Amount.  Notwithstanding the foregoing or anything else to the contrary contained herein, the limitations on indemnification set forth in this Agreement (including, without limitation, the limitations set forth in this Section 6.1) shall not apply to any claim based on fraud, willful misrepresentation or willful misconduct of the Indemnifying Party or its Subsidiaries or Affiliates.

(d)                                 An Indemnified Party shall not be entitled to recover from the Indemnifying Party under this Agreement more than once in respect of the same Losses suffered.

6.2                               Other Claims.  In the event any Indemnified Party should have a claim against the Indemnifying Party hereunder, the Indemnified Party shall promptly transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the claim, the Indemnified Party’s good faith estimate of the amount of Losses attributable to such claim and the basis of the Indemnified Party’s request for indemnification under this Agreement; provided, that no failure, delay or deficiency in providing such notice shall constitute a waiver or otherwise modify the Indemnified Party’s right to indemnity hereunder, except to the extent that the Indemnifying Party shall have been materially prejudiced by such failure, delay or deficiency.  If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such claim, the Indemnifying Party shall be deemed to have accepted and agreed with such claim.

7.                                      MISCELLANEOUS.

7.1                               Registration Rights.  The Parties agree that the Purchaser shall have, with respect to any and all Conversion Securities, the rights and bear the corresponding obligations specified in Schedule 1 hereto (the “Registration Rights”).

7.2                               Survival of the Representations and Warranties.  All representations and warranties made by any Party shall survive for one year from and after the date of filing with the SEC of the Company’s Form 20-F for the fiscal year ended December 31, 2019 (the “20-F Filing Date”), and shall terminate and be without further force or effect on the date that is one year from and after the 20-F Filing Date, provided that any claim under any representation or warranty made by any Party that have been asserted in writing pursuant to Section 6.1 against the Party making such representation or warranty prior to the expiration of the foregoing survival period set forth in this Section 7.2 shall survive until such claim is fully and finally resolved.

7.3                               Third Party Rights.  Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Parties and their respective permitted successors and assigns and transferees, any rights or remedies under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4                               [No Promotion.  The Company agrees that it will not, without the prior written consent of the applicable GS Affiliate (as defined below), in each instance, (a) use in advertising, publicity, or otherwise the name of Goldman, Sachs & Co. LLC or any of its Affiliates (collectively, “GS Affiliates”), or any partner or employee of a GS Affiliate, nor any trade name, trademark, trade device, service mark, symbol or any abbreviation, contraction or simulation thereof owned by Goldman, Sachs & Co. LLC or any other GS Affiliate, or (b) represent, directly or indirectly, that any product or any service provided by the Company has been approved or endorsed by Goldman, Sachs & Co. LLC or any other GS Affiliate.

7.5                               No Fiduciary Duty.  The Parties acknowledge and agree that nothing in the Transaction Documents shall create a fiduciary duty of Goldman, Sachs & Co. LLC or any GS Affiliate to the Company or its shareholders.

7.6                               Investment Banking Services.  Notwithstanding anything to the contrary herein or in the Transaction Documents or any actions or omissions by representatives of Goldman, Sachs & Co. LLC or any of its Affiliates in whatever capacity, it is understood that neither Goldman, Sachs & Co. LLC nor any of its Affiliates is acting as a financial advisor, agent or underwriter to the Company or any of its Affiliates or otherwise on behalf of the Company or any of its Affiliates unless retained to provide such services pursuant to a separate written agreement.]

7.7                               Amendment.  This Agreement shall not be amended, changed or modified, except by another agreement in writing executed by the both Parties.

7.8                               Binding Effect.  This Agreement shall inure to the benefit of, and be binding upon, the Purchaser, the Company, and their respective heirs, successors and permitted assigns.

7.9                               Assignment.  Neither this Agreement nor any of the rights, duties or obligations hereunder may be assigned or transferred by the Company or the Purchaser without the express written consent of the other Party, except that the Purchaser may assign all or any part of its rights and transfer all or any part of its obligations hereunder to (a) any of its Affiliates without the consent of the other Party and (b) any transferee of the Note (or any part thereof) in accordance with the terms and conditions therein, provided that no such assignment shall relieve the Purchaser of its obligations hereunder if such assignee does not perform such obligations.  Any purported assignment in violation of the foregoing sentence shall be null and void.

7.10                        U.S. Special Resolution Regime.

(a)                                 In the event that the Purchaser becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of this Agreement (and any interest and obligation in or under, and any property securing, this Agreement) from the Purchaser will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement (and any such interest, obligation and property) were governed by the laws of the United States or a state of the United States.

(b)                                 In the event the Purchaser or any of its Affiliates becomes subject to a proceeding under a U.S. Special Resolution Regime, any Default Rights (as defined in 12 C.F.R. § 252.81 (“Default Right”)) under this Agreement that may be exercised against the Purchaser are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

7.11                        Notices.  All notices, requests, demands, and other communications required or permitted to be given by one Party to the other Party under this Agreement shall be in writing and shall be deemed to have been duly given and delivered (i) upon delivery by e-mail with receipt confirmed; (ii) on the date of actual delivery if delivered personally, (iii) on the date sent if sent by facsimile, (iv) if within the same country, on the third (3rd) Business Day, and if sent to another country, on the seventh (7th) Business Day, following delivery to an international courier service (such as Federal Express or DHL), or (v) on the day of attempted delivery by the postal service if mailed by registered or certified mail, return receipt requested, postage paid, in each case as properly addressed or delivered as follows:

If to the Company, at:

21Vianet Group, Inc.

Guanjie Building, Southeast 1st Floor

10# Jiuxianqiao East Road

Chaoyang District, Beijing 100016

E-mail: liu.xiao@21vianet.com

Attn: Sharon Liu, the Chief Financial Officer

with a copy to (which shall not constitute notice):

Cooley LLP

c/o 35th Floor, Two Exchange Square
8 Connaught Place, Central, Hong Kong
Email: wcai@cooley.com
Attn: Will H. Cai, Esq.

If to the Purchaser, at:	[•]

Any Party may change its address for purposes of this Section 7.10 by giving the other Party written notice of the new address in the manner set forth above.

7.12                        Entire Agreement.  Except in the case of fraud or fraudulent misrepresentation, this Agreement constitutes the entire understanding and agreement between the Parties with respect to the matters covered hereby, and all prior agreements and understandings, oral or in writing, if any, between the Parties with respect to the matters covered hereby are merged and superseded by this Agreement.

7.13                        Severability.  If any provisions of this Agreement shall be adjudicated to be illegal, invalid or unenforceable in any action or proceeding whether in its entirety or in any portion, then such provision shall be deemed amended, if possible, or deleted, as the case may be, from the Agreement in order to render the remainder of the Agreement and any provision thereof both valid and enforceable, and all other provisions hereof shall be given effect separately therefrom and shall not be affected thereby.

7.14                        Fees and Expenses.  Except as otherwise provided in this Agreement, each of the Company and the Purchaser shall pay its own expenses incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, including fees and expenses of attorneys, accountants, consultants and financial advisors.

7.15                        Confidentiality.

(a)                                 Each Party shall not disclose to any third party any Confidential Information disclosed to it or its Affiliates, representatives or agents in connection with the Transaction Documents or the transactions contemplated thereby without the prior written consent of the other party or use any such Confidential Information in such manner that is detrimental to the concerned party; provided that the foregoing shall not apply to any disclosure by a Party:

(i)                                     to its Affiliates or its and their respective employees, officers and directors, current or bona fide prospective partners, co-investors, financing sources, transferees or bankers, lenders, accountants, legal counsels, business partners, representatives or advisors who need to know such information as such party deems appropriate, in each case only where such persons or entities are under appropriate nondisclosure obligations;

(ii)                                  pursuant to any law, regulation, legal process, subpoena, civil investigative demand (or similar process), order, statute, rule, request or other legal or similar requirement made, promulgated or imposed by a court or by a judicial, governmental, regulatory, self-regulatory (including stock exchange) or legislative body, organization, commission, agency or committee or otherwise in connection with any judicial or administrative proceeding (including, in response to oral questions, interrogatories or requests for information or documents); or

(iii)                               as required or requested to be disclosed to any Governmental Authority by such party or its Affiliate, in each case as such party (or Affiliate) deems appropriate.

(b)                                 [This Section 7.15 supersedes and replaces any previous confidentiality undertaking given or received by any Party or its Affiliate in connection with the transaction contemplated by the Transaction Documents and any other confidential information received or provided thereunder.]

7.16                        Specific Performance.  The Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

7.17                        Long-Stop Date.

(a)                                 In the event that the First Closing shall not have occurred by September 30, 2020, the Company or the Purchaser may terminate this Agreement with no further force or effect, except for the provisions of Article 7, which shall survive any termination under this Section 7.17, provided that (a) any Party who is then in a material breach of this Agreement shall not be entitled to terminate this Agreement pursuant to this Section 7.17, and (b) each Party shall remain liable for any breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b)                                 In the event that the Second Closing shall not have occurred by September 30, 2020, the Company or the Purchaser may terminate Sections 2.1(b),  2.2(b) and 2.3(b) (the “Second Closing Clauses”) with no further force or effect and references to “Closing” or “Closings” shall mean the First Closing only, provided that (a) any Party who is then in a material breach of this Agreement shall not be entitled to terminate the Second Closing Clauses pursuant to this Section 7.17, and (b) each Party shall remain liable for any breach of any of the Second Closing Clauses prior to their termination.

7.18                        Headings.  The headings of the various articles and sections of this Agreement are inserted merely for the purpose of convenience and do not expressly or by implication limit, define or extend the specific terms of the article or section so designated.

7.19                        Execution in Counterparts.  For the convenience of the Parties and to facilitate execution, this Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together shall constitute but one and the same instrument.

7.20                        No Waiver.  Except as specifically set forth herein, the rights and remedies of the parties to this Agreement are cumulative and not alternative.  No failure or delay on the part of any Party in exercising any right, power or remedy under this Agreement will operate as a waiver of such right, power or remedy, and no single or partial exercise of any such right, power or remedy will preclude any other or further exercise of such right, power or remedy or the exercise of any other right, power or remedy.  To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

7.21                        Governing Law.  This Agreement shall be governed and interpreted in accordance with the laws of the Hong Kong Special Administrative Region.

7.22                        Arbitration.

(a)                                 For any dispute or claim arising out of or relating to this Agreement or any other Transaction Document, or the breach, termination or invalidity hereof or thereof (including the validity, scope and enforceability of this arbitration provision), the Parties shall first attempt to resolve such dispute or claim through good faith negotiations.  If such dispute or claim cannot be resolved through negotiations within sixty (60) calendar days after a notice of complaint is delivered, such dispute or claim shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules (the “HKIAC Arbitration Rules”) in force when the Notice of Arbitration is submitted and as may be amended by the rest of this Section 7.22.  For the purpose of such arbitration, there shall be three arbitrators (the “Arbitration Tribunal”). The seat of arbitration shall be Hong Kong and the language of arbitration shall be English.

(b)                                 The arbitrators shall decide any such dispute or claim strictly in accordance with the governing law specified in Section 7.21.  Judgment upon any arbitral award rendered hereunder may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

(c)                                  In order to preserve its rights and remedies, any Party shall be entitled to seek any order for the preservation of property, including any interim injunctive relief, in accordance with applicable law from any court of competent jurisdiction or from the Arbitration Tribunal pending the final decision or award of the Arbitration Tribunal.

(d)                                 Each Party irrevocably consents to the service of process, notices or other paper in connection with or in any way arising from the arbitration or the enforcement of any arbitral award, by use of any of the methods and to the addresses set forth for the giving of notices in Section 7.10.  Nothing contained herein shall affect the right of any Party to serve such processes, notices or other papers in any other manner permitted by applicable law.

(e)                                  Any award made by the Arbitration Tribunal shall be final and binding on each of the parties that were parties to the dispute.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

21Vianet Group, Inc.

By:
Name:	Sheng Chen
Title:	Executive Chairman of the Board of Directors

[Signature Page to Convertible Note Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

[•]

By:
Name:
Title:

[Signature Page to Convertible Note Purchase Agreement]

SCHEDULE 1

Registration Rights

1.                                      Definitions

For purposes of this Schedule:

(a)                                 Conversion. The term “Conversion” means conversion of Notes in accordance with their terms for Ordinary Shares or ADSs.

(b)                                 Registration.  The terms “register,” “registered,” and “registration” refer to a registration effected by filing a registration statement which is in a form which complies with, and is declared effective by the SEC in accordance with, the Securities Act.

(c)                                  Registration Statement.  The term “registration statement” means, as the context requires, a Form F-3 or S-3 or a registration statement on Form F-1 or S-1 under the Securities Act (or any successor registration form under the Securities Act subsequently adopted by the SEC available to an issuer if a Form F-3 or S-3 is not available to such issuer).

(d)                                 Registrable Securities.  The term “Registrable Securities” means: any Ordinary Shares issued or issuable upon Conversion and Ordinary Shares issued or issuable in respect of such Ordinary Shares  upon any share split, share dividend, share combination or consolidation, recapitalization, reclassification or other similar event in relation to the Ordinary Shares, in each case, as long as the ADSs remain listed on NASDAQ, in the form of ADSs (it being understood that a Holder may receive Ordinary Shares or ADSs upon Conversion, and that while any offers and sales made under a registration statement contemplated by this Schedule will be of ADSs, the securities to be registered by any such registration statement under the Securities Act are Ordinary Shares, and the ADSs are registered under a separate Form F-6). Notwithstanding the foregoing, “Registrable Securities” shall exclude any Registrable Securities  sold in a registered public offering under the Securities Act or sold pursuant to Rule 144 promulgated under the Securities Act .

(e)                                  Registrable Securities Then Outstanding.  The number of shares of “Registrable Securities then outstanding” means the number of Ordinary Shares  that are Registrable Securities and are then issued and outstanding or would be outstanding assuming full conversion of the Notes then outstanding .

(f)                                   Holder.  The term “Holder” means  the Purchaser and any other Person to whom Notes or a portion thereof have been transferred, so long as the Purchaser or any other such Person holds, or upon conversion of Notes would hold, Registrable Securities.

(g)                                  Form F-3 or Form S-3.  The term “Form F-3” or “Form S-3” means such respective form of registration statement under the Securities Act (including Form S-3 or Form F-3, as appropriate) or any successor registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(h)                                 Registration Expenses.  The term “Registration Expenses” means all expenses incurred by the Company in complying with Sections 2, 3 and 4 hereof, including, without limitation, (i) SEC, stock exchange and Financial Industry Regulatory Authority registration and filing fees, (ii) all fees and expenses incurred in complying with securities or “blue sky” laws (including reasonable fees, charges and disbursements of counsel to any underwriter incurred in connection with “blue sky” qualifications of the Registrable Securities as may be set forth in any underwriting agreement), (iii) all printing, messenger and delivery expenses, (iv) the fees, charges and expenses of counsel to the Company and of its independent public accountants and any other accounting fees, charges and expenses incurred by the Company (including any expenses arising from any “cold comfort” letters or any special audits incident to or required by any registration or qualification) and any legal fees, charges and expenses incurred by the Initiating Holders, (v) all “roadshow” expenses if the underwriter or underwriters advise that a “roadshow” is advisable to complete the sale of the Registrable Securities proposed to be sold in an offering, (vi) fees and disbursements of one counsel for all sellers of Registerable Securities in any one registration, (vii) fees charged by the Depositary  with respect to the deposit of  Ordinary Shares against issuance of ADSs and (viii) any liability insurance or other premiums for insurance obtained in connection with Sections 2, 3 and 4 hereof, regardless of whether any  registration statement is declared effective.

(i)                                     Selling Expenses.  The term “Selling Expenses” means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities pursuant to Section 2, 3 or 4 hereof.

2.                                      Demand Registration

(a)                                 Request by Holders.  If the Company shall receive a written request from the Purchaser or any  other Holder (or any of its successors, permitted assigns or transferees, each, an “Initiating Holder”) that the Company file a registration statement under the Securities Act (other than on Form F-3 or Form S-3) covering the registration of all or a portion of the Registrable Securities of such requesting Initiating Holder with an aggregate public offering price covering the amount requested of at least US$1,000,000 pursuant to this Section 2, then the Company shall, within ten (10) Business Days of the receipt of such written request, give written notice of such request (the “Request Notice”) to all the Holders, and use its best efforts to effect, as soon as practicable, the registration under the Securities Act of all the Registrable Securities that the Holders request to be  registered and included in such registration (including the Initiating Holder(s)) by written notice given by such Holders to the Company within ten (10) Business Days after receipt of the Request Notice.

(b)                                 Underwriting.  If any Initiating Holder intends to distribute Registrable Securities covered by its request by means of an underwritten offering, then it shall so advise the Company as a part of its request made pursuant to this Section 2 and the Company shall include such information in the Request Notice.  In such event, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holder(s) and such Holder) to the extent provided herein.  All Holders proposing to distribute their securities through such underwritten offering shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities being registered and reasonably acceptable to the Company.  Notwithstanding any other provision of this Section 2, if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten, then the Company shall so advise all Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwritten offering shall be reduced as required by the underwriter(s) and allocated among the Holders on a pro rata basis according to the number of Registrable Securities then outstanding held by each Holder requesting registration (including the Initiating Holder(s)); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities are first entirely excluded from the underwriting and registration including, without limitation, all shares that are not Registrable Securities and are held by any other Person who is not a Holder, including, without limitation, any Person who is an employee, officer or director of the Company or any Subsidiary of the Company; provided further, that at least fifty percent (50%) of shares of Registrable Securities requested by the Holders to be included in such underwriting and registration shall be so included.  If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) Business Days prior to the effective date of the registration statement.  Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

(c)                                  Maximum Number of Demand Registrations.  The Company shall not be obligated to effect more than three (3) such demand registration requested by each Initiating Holder  pursuant to this Section 2; provided that if the sale of all of the Registrable Securities sought to be included in a registration statement pursuant to this Section 2 is not consummated for any reason other than due to the action or inaction of the Holders including Registrable Securities in such registration statement, such registration shall not be deemed to constitute one of the registration rights granted pursuant to this Section 2.

(d)                                 Deferral.  Notwithstanding the foregoing, if the Company shall furnish to the Holders requesting registration pursuant to this Section 2, a certificate signed by the chief executive officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for a registration statement to be filed at such time, then the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holder(s); provided, however, that the Company may not utilize this right more than once in any twelve (12) month period; provided further, that the Company shall not register any other of its Ordinary Shares during such twelve- (12-) month period.  A demand right shall not be deemed to have been exercised until such deferred registration shall have been effected.

3.                                      Piggyback Registrations

Subject to the terms of this Schedule, if the Company proposes to register for its own account any of its equity securities in connection with a public offering of such securities, or if any demand registration of equity securities is requested by other shareholders, the Company shall notify all the Holders of the Registrable Securities in writing at least thirty (30) Business Days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to any primary or secondary offering of securities of the Company, but excluding registration statements relating to any registration under Section 2 or Section 4 of this Schedule or to any employee benefit plan or a corporate reorganization), and shall afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder.  Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by it shall within ten (10) Business Days after receipt of the above described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement.  If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company or any subsequent investors, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company or any subsequent investors with respect to offerings of its securities, all upon the terms and conditions set forth herein.  No shareholder of the Company shall be granted piggyback registration rights that are superior to those of the Holders without prior written consent of Holders who hold or would upon Conversion hold Registrable Securities representing at least 60% of the Registrable Securities then outstanding

(a)                                 Underwritten offering.  If a registration statement under which the Company gives notice under this Section 3 is for an underwritten offering, then the Company shall so advise the Holders.  In such event, the right of any such Holder’s Registrable Securities to be included in a registration pursuant to this Section 3 shall be conditioned upon such Holder’s participation in such underwritten offering and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein.   All the Holders proposing to distribute their Registrable Securities through such underwritten offering shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting.  Notwithstanding any other provision of this Schedule but subject to Section 11, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwritten offering, and the number of shares that may be included in the registration and the underwritten offering  shall be allocated, first, to the Company, second, to each of the Holders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of shares of Registrable Securities then held by each such Holder, and third, to holders of other securities of the Company; provided, however, that the right of the underwriter(s) to exclude Ordinary Shares (including the Registrable Securities) from the registration and underwritten offering as described above shall be restricted so that (i) the number of the Registrable Securities included in any such registration is not reduced below thirty percent (30%) of the aggregate number of Ordinary Shares of the Registrable Securities, on a pro rata basis, for which inclusion has been requested; and (ii) all Ordinary Shares that are not Registrable Securities and are held by any other Person who is not a Holder, including, without limitation, any Person who is an employee, officer or director of the Company (or any Subsidiary of the Company) shall first be excluded from such registration and underwritten offering before any Registrable Securities are so excluded.  If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) Business Days prior to the effective date of the registration statement.  Any Registrable Securities excluded or withdrawn from such underwritten offering shall be excluded and withdrawn from the registration.

(b)                                 Not Demand Registration.  Registration pursuant to this Section 3 shall not be deemed to be a demand registration as described in Section 2 above.  There shall be no limit on the number of times Holders may request registration of Registrable Securities under this Section 3.

4.                                      Form F-3 or Form S-3 Registration

The Company shall use its best efforts to maintain its ability to register the Registrable Securities on Form F-3 or Form S-3. In case the Company shall receive from any Initiating Holder a written request or requests that the Company effect a registration on Form F-3 or Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities of such Holder with an aggregate public offering price covering the amount requested of at least US$1,000,000, then the Company will:

(a)                                 Notice.  Promptly give written notice of the proposed registration and the Initiating Holder’s request therefor, and any related qualification or compliance, to all other Holders; and

(b)                                 Registration.  As soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution (which, if requested by the Initiating Holder, may be for an offering on a continuous basis pursuant to Rule 415 under the Securities Act) of all or such portion of such Initiating Holder’s Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within ten (10) Business Days after the Company provides the notice contemplated by Section 4(a); provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 4:

(i)                                     if Form F-3 or Form S-3 is not available for such offering by the Holders;

(ii)                                  if the Company shall furnish to the Holders a certificate signed by the chief executive officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such Form F-3 or Form S-3 registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form F-3 or Form S-3 registration statement no more than once during any twelve (12) month period for a period of not more than sixty (60) days after receipt of the request of the Holder or Holders initiating such registration request pursuant to this Section 4; provided that the Company shall not register any of its other Ordinary Shares during such sixty-(60-) day period.  A registration right under Section 4 shall not be deemed to have been exercised until such deferred registration shall have been effected; or

(iii)                               if the Company has, within the twelve (12) month period preceding the date of such request, already effected two (2) Form F-3 or Form S-3 registrations pursuant to this Section 4.

Subject to the foregoing, the Company shall file a Form F-3 or Form S-3 registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the  Initiating Holder.

(c)                                  Not Demand Registration.  Form F-3 or Form S-3 registrations shall not be deemed to be demand registrations as described in Section 2 above.  Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of the Registrable Securities under this Section 4.

(d)                                 Underwritten offering.  If the Holders of Registrable Securities requesting registration under this Section 4 intend to distribute the Registrable Securities covered by their request by means of an underwritten offering, the provisions of Section 2(b) shall apply to such registration.

5.                                      Expenses

All Registration Expenses incurred in connection with any registration pursuant to Section 2, 3 or 4 (but excluding the Selling Expenses) shall be borne by the Company.  Each Holder participating in a registration pursuant to Section 2, 3 or 4 shall bear such Holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all the Selling Expenses, in connection with such offering by the Holders.

6.                                      Obligations of the Company

Whenever required to effect the registration of any Registrable Securities under this Schedule, the Company shall, as expeditiously as reasonably possible:

(a)                                 Registration Statement.  Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and keep such registration statement effective for a period of up to ninety (90) days or, in the case of the Registrable Securities registered under Form F-3 or Form S-3 in accordance with Rule 415 under the Securities Act or a successor rule, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such ninety (90) day period shall be extended for a period of time equal to the period any Holder refrains from selling any securities included in such registration at the request of the underwriter(s), and (ii) in the case of any registration of the Registrable Securities on Form F-3 or Form S-3 which are intended to be offered on a continuous or delayed basis, such ninety (90) day period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold.

(b)                                 Amendments and Supplements.  Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

(c)                                  Prospectuses.  Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

(d)                                 Blue Sky.  Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or “blue sky” laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act.

(e)                                  Underwriting.  In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form, with the managing underwriter(s) of such offering.

(f)                                   Notification.  Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of (i) the issuance of any stop order by the SEC in respect of such registration statement, or (ii) the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(g)                                  Opinion and Comfort Letter.  Furnish, at the request of any Holder requesting registration of the Registrable Securities, on the date that such Registrable Securities are delivered to the underwriter(s) for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) “comfort” letters dated as of (x) the effective date of the registration statement covering such Registrable Securities and (y) the closing date of the offering, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

(h)                                 Records. Make available at reasonable times for inspection by any seller of Registrable Securities, any managing underwriter participating in any disposition of such Registrable Securities pursuant to a registration statement, Holders’ counsel and any attorney, accountant or other agent retained by any such seller or any managing underwriter (each, an “Inspector” and collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries (collectively, the “Records”) as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s and its subsidiaries’ officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspector in connection with such registration statement.  Records that the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors (and the Inspectors shall confirm their agreement in writing in advance to the Company if the Company shall so request) unless (x) the disclosure of such Records is necessary, in the Inspector’s judgment, to avoid or correct a misstatement or omission in a registration statement, (y) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction after exhaustion of all appeals therefrom or (z) the information in such Records was known to the Inspectors on a non-confidential basis prior to its disclosure by the Company or has been made generally available to the public.  Each seller of Registrable Securities agrees that it shall, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company’s expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

(i)                                     “Cold comfort” Letters. If such sale is pursuant to an underwritten offering, obtain a “cold comfort” letters dated the effective date of the registration statement and the date of the closing under the underwriting agreement from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by “cold comfort” letters as Holders’ counsel or the managing underwriter reasonably requests.

(j)                                    Compliance. Comply with all applicable rules and regulations of the SEC, and make available to the Company’s security holders, as soon as reasonably practicable but no later than fifteen (15) months after the effective date of the registration statement, an earnings statement covering a period of twelve (12) months beginning after the effective date of the registration statement, in a manner which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

(k)                                 Listing. Cause all such Registrable Securities (in the form of ADSs or otherwise) to be listed on each securities exchange on which similar securities issued by the Company are then listed, provided that the applicable listing requirements are satisfied.

(l)                                     Updates. Keep Holders’ counsel advised in writing as to the initiation and progress of any registration under Section 2, 3 or 4 of this Schedule 1.

(m)                             Cooperation. Cooperate with each seller of Registrable Securities and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made.

(n)                                 Other Reasonable Steps. Take all other steps reasonably necessary to effect the registration of the Registrable Securities contemplated hereby.

7.                                      Other Obligations of the Company

8.             So long as any Registrable Securities remain outstanding, the Company shall not terminate the Deposit Agreement and shall, if necessary, direct the Depositary to file, and cooperate with the Depositary in filing, amendments to the Form F-6 registering ADSs to increase the amount of ADSs registered thereunder to cover the total number of ADSs corresponding to the Registrable Securities then outstanding.

8.                                      Furnish Information

It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2, 3 or 4 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Securities.

9.                                      Indemnification

In the event any Registrable Securities are included in a registration statement under Section 2, 3 or 4:

(a)                                 By the Company.  To the extent permitted by law, the Company will indemnify and hold harmless each Holder, its partners, officers, employees, agents, affiliates, directors, legal counsel, any underwriter (as defined in the Securities Act) for such Holder and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, judgments, fines, obligations, expenses or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act, or other United States federal or state law, insofar as such losses, claims, damages, judgments, fines, obligations, expenses or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (each, a “Violation”):

(i)                                     any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

(ii)                                  the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

(iii)                               any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any United States federal or state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any United States federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, its partner, officer, employee, agent, affiliate, director, legal counsel, underwriter and controlling Person for any legal or other expenses reasonably incurred by them, as such expenses are incurred, in connection with investigating or defending any such loss, claim, damage, judgment, fine, obligation, expense, liability or action; provided, however, that the indemnity agreement contained in this Section 9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, judgment, fine, obligation, expense, liability or action and the reimbursement of any legal or other expenses incurred in connection therewith if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent (and only to the extent) that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished to the Company expressly for use in connection with such registration by such Holder, partner, officer, director, legal counsel, underwriter or controlling Person of such Holder.

(b)                                 By Selling Holders.  To the extent permitted by law, each selling Holder will, severally but not jointly, if the Registrable Securities held by such Holder are included in the securities as to which such registration qualifications or compliance is being effected, indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each Person, if any, who controls the Company within the meaning of the Securities Act or any underwriter and any other Holder selling securities under such registration statement, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, legal counsel, controlling Person or underwriter may become subject under the Securities Act, the Exchange Act or other United States federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder to the Company expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling Person, underwriter or other Holder, partner, officer, director or controlling Person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action and the reimbursement of any legal or other expenses incurred in connection therewith if such settlement is effected without the consent of such Holder, which consent shall not be unreasonably withheld; and provided, further, that in no event shall any indemnity under this Section 9(b) exceed the net proceeds received by such Holder in the registered offering out of which the applicable Violation arises.

(c)                                  Notice.  Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of liability to the indemnified party under this Section 9 to the extent the indemnifying party is prejudiced as a result thereof, but the omission to so deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 9.

(d)                                 Contribution.  In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any indemnified party makes a claim for indemnification pursuant to this Section 9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any indemnified party in circumstances for which indemnification is provided under this Section 9; then, and in each such case, the indemnified party and the indemnifying party will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such losses, claims, damages or liabilities, as well as to reflect any other relevant equitable considerations.  The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case: (A) no Holder will be required to contribute any amount in excess of the net proceeds to such Holder from the sale of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (B) no Person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person or entity who was not guilty of such fraudulent misrepresentation.

(e)                                  Survival; Consents to Judgments and Settlements.  The obligations of the Company and Holders under this Section 9 shall survive the completion of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes.  No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

10.                               Termination of the Company’s Obligations

The Company’s obligations under Sections 2, 3 and 4 with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Section 2, 3 or 4 shall terminate upon the earliest of (i) the fifth anniversary of the Closing, (ii) the termination, liquidation, dissolution of the Company, or (iii) if and when in the opinion of the counsel to the Company, all such Registrable Securities proposed to be sold by a Holder may then be sold without registration in any ninety (90) day period pursuant to Rule 144 promulgated under the Securities Act, provided that such counsel is qualified to and experienced in practicing U.S. securities regulations and the Company shall provide such opinion of its counsel to the Holder.

11.                               No Registration Rights to Third Parties

Without the prior written consent of the Holders of at least sixty percent (60%) of the Notes based on the outstanding principal amount, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any Person any registration rights of any kind (whether similar to the demand, “piggyback” or Form F-3 or Form S-3 registration rights described in this Schedule, or otherwise) relating to any securities of the Company which are senior to those granted to the Holders of Registrable Securities.  In any event, if the Company grants to any holder of the Company’s security any registration right of any nature that are superior to the Holders, as determined in good faith by the Board, the Company shall grant such superior registration right to the Holders as well.

12.                               Rule 144 Reporting

With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Securities to the public without registration or pursuant to a registration on Form F-3 or Form S-3, the Company agrees to:

(a)                                 make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times;

(b)                                 file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

(c)                                  so long as a Holder owns any Registrable Securities, to furnish to such Holder forthwith upon request (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, or its qualification as a registrant whose securities may be resold pursuant to Form F-3 or Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company, and (iii) such other reports and documents of the Company as a Holder may reasonably request in availing itself of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to Form F-3 or Form S-3.

13.                               Re-sale Rights

The Company shall at its own cost use its best efforts to assist each Holder in the sale or disposition of, and to enable the Holder to sell under Rule 144 promulgated under the Securities Act the maximum number of, its Registrable Securities, including without limitation (a) the prompt delivery of applicable instruction letters to the Company’s transfer agent to remove legends from the Holder’s share certificates, (b) if required by the transfer agent, causing the prompt delivery of appropriate legal opinions from the Company’s counsel in forms reasonably satisfactory to the Holder’s counsel, (c) (i) the prompt delivery of instruction letters to the Company’s share registrar and depository agent to convert the Holder’s securities into depository receipts or similar instruments to be deposited in the Holder’s brokerage account(s), and (ii) the prompt payment of all costs and fees related to such depositary facility, including conversion fees and maintenance fees for Registrable Securities held by the Holders.  The Company acknowledges that time is of the essence with respect to its obligations under this Section 13, and that any delay will cause the Holders irreparable harm and constitutes a material breach of its obligations under this Schedule.

14.                               Assignability of Registration Rights

The rights to cause the Company to register Registrable Securities granted under this Schedule 1 and any other rights under this Schedule 1 shall be assignable by any Holder to any permitted transferee or assignee of Registrable Securities or the Notes in connection with a transfer of the Registrable Securities or the Notes to such permitted transferee or assignee in accordance with the terms and conditions of this Agreement; provided that: (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Registrable Securities or the Notes with respect to which such registration rights are being assigned; (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Schedule 1; and (iii) such transfer or assignment shall be effective only if immediately following such transfer or assignment, the further disposition of securities so transferred by the transferee or assignee is restricted under applicable securities laws.

EXHIBIT A

Form of Convertible Note

Agreed Form

THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER SECURITIES LAWS.  THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND OTHER APPLICABLE SECURITIES LAWS, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

CONVERTIBLE PROMISSORY NOTE

Date of Issuance: [      ], 2020

US$[•]

FOR VALUE RECEIVED, and subject to the terms and conditions of this convertible promissory note (this “Note”), 21Vianet Group, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), hereby promises to pay to the order of Goldman Sachs Asia Strategic Pte. Ltd., a private limited company incorporated under the laws of Singapore (the “Purchaser”), or its assigns, in lawful money of the United States of America, the principal amount of [•] million U.S. Dollars (US$[•]) (the “Principal Amount”), plus accrued interest thereon, on the fifth anniversary of the date of issuance of this Note (the “Maturity Date”), or such earlier date set forth in this Note, unless duly redeemed or converted into the Conversion Securities in full pursuant to and in accordance with the terms and conditions set forth in this Note.

This Note is issued pursuant to the Convertible Note Purchase Agreement dated [•] by and among the Company, the Purchaser and the other parties thereto (the “Convertible Note Purchase Agreement”), and is subject to the terms and conditions thereof.  Capitalized terms used but not defined herein shall have the respective meanings given to such terms in section 1 of the Convertible Note Purchase Agreement.  In case of any conflict between this Note and the Convertible Note Purchase Agreement, the provisions of the Convertible Note Purchase Agreement shall control and govern.

The following is a statement of the rights of the Purchaser and the conditions to which this Note is subject, and to which the Purchaser, by the acceptance of this Note, agrees:

1.                                      Interest Rate.                     Subject to the provisions set forth under Section 7, the Note shall bear interest on the outstanding Principal Amount at a simple interest rate of two percent (2%) per annum from [•]1 until the outstanding Principal Amount is fully repaid; provided that if any portion of the Principal Amount is duly converted into Conversion Securities pursuant to and in accordance with Section 4, interest shall cease to accrue on the portion of the Principal Amount being converted.  Interest shall be payable semiannually in arrears in cash on [insert date] and [insert date] of each year, beginning on [insert date] (each, an “Interest Payment Date”).  Accrued interest on the Note shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of actual days elapsed over a 30-day month.

1  Note to Draft: to insert the relevant closing date.

2.                                      Repayment of the Note.

(a)                                 Unless to the extent earlier converted into Conversion Securities or earlier redeemed pursuant to Sections 4 and 5, the outstanding Principal Amount and all accrued and unpaid interest in respect of this Note, in each case other than any portion of such Principal Amount or interest converted or redeemed pursuant to Sections 4 and 5, shall be due and payable by the Company upon the earlier (such earlier date, the “Due Date”) of: (i) the Maturity Date, and (ii) the occurrence of an Event of Default set forth in Section 6 and the written declaration of the Purchaser pursuant to (and subject to the conditions set forth in) Section 7.

(b)                                 All amounts payable on or in respect of this Note or the indebtedness evidenced hereby shall be paid to the Purchaser in lawful money of the United States of America within three Business Days after the Due Date or the Interest Payment Date (as the case may be).  The Company shall make such payments of the unpaid Principal Amount, together with all accrued and unpaid interest in respect of this Note, in each case other than any portion of such Principal Amount or interest converted or redeemed pursuant to Sections 4 and 5, to the Purchaser by wire transfer of immediately available funds for the account of the Purchaser as the Purchaser may designate from time to time and notify in writing to the Company at least five Business Days prior to the relevant payment date.  Payment shall be credited first to accrued and unpaid interest in respect of this Note, and any remainder shall be applied to the outstanding Principal Amount.

(c)                                  All payments of principal and interest in respect of this Note by or on behalf of the Company shall be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the Cayman Islands or the PRC or any political subdivision thereof or any other authority having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law.

(d)                                 Where such withholding or deduction is made by the Company by or within the PRC or the Cayman Islands or otherwise, the Company will pay such additional amounts as will result in receipt by the Purchaser after such withholding or deduction of such amounts as would have been received by them had no such withholding or deduction been required.  Any reference in this Note to Principal Amount or interest shall be deemed to include any additional amounts in respect of Principal Amount or interest (as the case may be) which may be payable under this Section 2(d) or any undertaking given in addition to or in substitution of this Section 2(d).

3.                                      Seniority.  The Note ranks senior in right of payment to any of the Company’s other indebtedness that is expressly subordinated in right of payment to the Note, pari passu in right of payment to any of the Company’s other unsecured indebtedness and liabilities that are not so subordinated, junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness, and structurally junior to all indebtedness and liabilities incurred by the Company’s Subsidiaries.

4.                                      Conversion.

(a)                                 Optional Conversion.  Subject to the terms hereof, at any time and from time to time during the period from the date of issuance of this Note to and including the earlier of (x) the Maturity Date and (y) the date on which the Note has been redeemed in full in accordance with the terms and conditions of this Note, the Purchaser shall have the right but not the obligation to convert, by delivering to the Company a written notice of conversion (each, a “Conversion Notice”), all or any portion of the Note and any accrued and unpaid interest in respect thereof (provided that the portion to be converted is at least US$500,000 in principal amount and/or accrued and unpaid interest of this Note or, if less, constitutes the entire principal amount of the Note then held by the Purchaser and any integral multiples of US$1,000 in excess thereof), into ADSs (to the extent permissible under applicable law), or, at the Purchaser’s option, fully paid Class A Ordinary Shares (“Ordinary Shares”) (in either case, the “Conversion Securities”) at the Conversion Price (as defined below) (the “Conversion Right”).  Where the Purchaser elects to convert the Note into Ordinary Shares directly rather than ADSs, all references in this Note to the ADSs shall, where appropriate, be deemed to have been replaced by a reference to the number of Ordinary Shares represented by the ADSs (taking into account the number of Ordinary Shares each ADS represents), mutatis mutandis.  For the purpose of this Note, “ADSs” means American Depositary Shares representing Ordinary Shares, each of which represents six Ordinary Shares as at the date of this Note.

(i)                                     Conversion Price.  Subject to adjustments as provided in Section 4(b), the price at which the ADSs (or at the Purchaser’s election, the Ordinary Shares) will be delivered upon conversion (the “Conversion Price”) will initially be US$12.002 per ADS (or if the Purchaser elects to convert the Note into Ordinary Shares, US$2.00 per Ordinary Share); provided that, if on the T+60 Date (as defined below), the 60-Day VWAP of the ADSs (the “T+60 Price”) is less than the Reference Price (as defined below) per ADS, then the Conversion Price per ADS shall be reduced to 130% of the T+60 Price (or if the Purchaser elects to convert the Note into Ordinary Shares, the Conversion Price per Ordinary Share shall be reduced to 130% of the T+60 Price divided by the Current ADS Ratio).

“60-Day VWAP” as of any date, means the arithmetic average of the VWAP of the ADSs over the 60 Trading Day-period including such date and the 59 Trading Days preceding such date.

“Last Reported Sale Price” of the ADSs on any date means the closing sale price per ADS (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the NASDAQ Global Select Market (“NASDAQ”) (or the principal U.S. national or regional securities exchange on which the ADSs are traded). If the ADSs are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Last Reported Sale Price” will be the last quoted bid price for the ADSs in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the ADSs are not so quoted, the “Last Reported Sale Price” will be the average of the midpoint of the last bid and ask prices for the ADSs on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose.

2  Note to Draft: The initial Conversion Price for the Second Closing Note will be the same as that for the First Closing Note, assuming no adjustment events occur between First Closing and Second Closing. Any adjustments will be reflected in the initial Conversion Price such that upon the issue of the Second Closing Note at the Second Closing, the applicable Conversion Price in force for both Notes shall be the same.

“Reference Price” as of any date, means the price per ADS or Ordinary Share (as the case may be) equal to the Conversion Price per ADS or Ordinary Share (as the case may be) in force as of such date (immediately before any adjustment on such date pursuant to Section 4(a)(i) or Section 4(b), as applicable) divided by 130%.

“T+60 Date” means the sixtieth Trading Day (as defined below) after the date of the Convertible Note Purchase Agreement.

“Trading Day” means a day on which (a) trading in the ADSs (or other Company security for which a closing sale price must be determined) generally occurs on NASDAQ or, if the ADSs (or such other security) are not then listed on NASDAQ, on the principal other U.S. national or regional securities exchange on which the ADSs (or such other security) are then listed or, if the ADSs (or such other security) are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the ADSs (or such other security) are then traded and (b) a Last Reported Sale Price for the ADSs (or closing sale price for such other security) is available on such securities exchange or market; provided that if the ADSs (or such other security) are not so listed or traded, “Trading Day” means a Business Day.

“VWAP” means the volume weighted average prices of the Ordinary Shares (as defined below) or ADSs, as the case may be, on the relevant Trading Day or the relevant Trading Day-period quoted on Bloomberg under the “AQR” function (or any successor function), with appropriate settings in DPDF (or any successor pages) for the relevant adjustment(s) where implemented, from 9:30 to 16:00, New York City time or, if unavailable on Bloomberg, from such other source as will be determined appropriate by a leading investment bank of international repute.  Adjustments to the VWAP will be made to reflect the occurrence of any of the adjustment events described in Section 4(b), to the extent such events are not reflected in the VWAP as reported by the “AQR” function (or any successor function), with appropriate settings in DPDF (or any successor pages) for the relevant adjustment(s). For the avoidance of doubt, if the adjustment event(s) described in Section 4(b) is reflected in the VWAP as reported by the “AQR” function (or any successor function), with appropriate settings in DPDF (or any successor pages) for the relevant adjustment(s), then the adjustment formula provided in Section 4(b) for such adjustment event(s) will not apply.

(ii)                                  Number of Conversion Securities.  The number of ADSs (or Ordinary Shares) to be issued upon any conversion pursuant to this Section 4(a) shall be equal to the quotient obtained by dividing the portion of the Principal Amount and the accrued and unpaid interest in respect of this Note subject to such conversion by the then applicable Conversion Price.

(iii)                               Conversion Procedures.

(A)                               This Note will be deemed to have been converted immediately prior to the close of business on the date (the “Conversion Date”) that the Purchaser has delivered to the Company a Conversion Notice and the certificate evidencing this Note (the “Note Certificate”) for cancellation or notation of the outstanding principal amount of this Note after partial conversion.

(B)                               Within ten Business Days after the delivery of the Note Certificate and the Conversion Notice to the Company pursuant to Section 4(a) above, the Company shall (i) take all actions and execute all documents necessary to effect (or in the case of the ADSs, cause) the issuance of the full number of Conversion Securities to which the Purchaser shall be entitled in satisfaction of any conversion pursuant to Section 4(a), (ii) deposit with the Depositary the necessary number of Ordinary Shares against which ADSs are to be issued to the Purchaser upon each such conversion, (iii) deliver to the Purchaser certificate(s) or other evidence of title representing the number of ADSs delivered upon each such conversion (or, if the Purchaser elects to convert the Note into Ordinary Shares, deliver to the Purchaser a certified copy of the register of members of the Company, reflecting the Purchaser’s ownership of the Ordinary Shares delivered upon such conversion), and (iv) subject to Section 4(a)(iii)(C), cancel the Note.  No Conversion Notice may be delivered and this Note may not be surrendered by the Purchaser for conversion thereof, if the Purchaser has also delivered an Early Redemption Notice (as defined below) in respect of the redemption of this Note in full.  A single certificate will be issued in respect of all ADSs issued on conversion of this Note subject of the same Conversion Notice.

(C)                               In the event the Purchaser presents this Note Certificate to the registrar of the Note pursuant to Section 4(a)(iii)(A) for partial conversion, the Company shall record the outstanding principal amount equal to the unconverted portion of the presented Note Certificate on the register for the Note and the “Schedule of Outstanding Principal Amount of this Note in respect of which this Note Certificate is issued” attached to this Note Certificate and update the register to reflect such outstanding principal amount. Such recoding will be made without payment of any service charge by the Purchaser.

(D)                               If the Purchaser submits the Note Certificate for conversion, the Company shall pay (i) any documentary, stamp or similar issue or transfer tax due on the delivery of the ADSs upon such conversion of the Note (or the issuance of the underlying Ordinary Shares), unless the tax is due because the Purchaser requests such ADSs (or such Ordinary Shares) to be issued in a name other than the Purchaser’s name, in which case the Purchaser will pay that tax; and (ii) the Depositary’s fees for issuance of the ADSs.

(E)                                The Company’s settlement of each conversion pursuant to this Section 4(a) will be deemed to satisfy in full its obligation to pay the principal amount of this Note converted.

(F)                                 If the record date for the payment of any dividend or other distribution in respect of the Ordinary Shares is on or after the Conversion Date in respect of this Note, but before the issuance of the Conversion Securities to the Purchaser, the Company will calculate and directly pay to the Purchaser an amount in U.S. dollars equal to the Fair Market Value of such dividend or other distribution to which the Purchaser would have been entitled had the Depositary (or the Purchaser, if it elects to convert the Note into Ordinary Shares) on that record date been such a shareholder of record of Ordinary Shares and will make the payment at the same time as it makes payment of the dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than seven Business Days thereafter.

(G)                               Except as provided in Section 4(a)(iii)(F), no adjustment shall be made for dividends on any ADSs (or Ordinary Shares) delivered upon any conversion of this Note as provided in this Section 4(a).

(H)                              Upon the conversion of this Note into the Conversion Securities, in lieu of any fractional ADSs or shares to which the Purchaser would otherwise be entitled, the Company shall pay the holder of the Note cash equal to such fraction multiplied by the Conversion Price.

(I)                                   If the relevant Conversion Notice is delivered to the Company on a day that is not a Trading Day or after the trading hours of such a Trading Day, the Conversion Notice will be deemed to have been delivered on the next day that is a Trading Day.

(iv)                              Revival and/or survival after Default.  Notwithstanding the provisions of Section 4(a)(iii), if the Company defaults in making payment in full in respect of the Principal Amount, the Conversion Right attaching to the Note equivalent to such unpaid Principal Amount will revive and/or will continue to be exercisable up to, and including, the three Business Days preceding the date upon which the full amount of the moneys payable in respect of this Note has been duly paid to the Purchaser pursuant to Section 2.

(b)                                 Adjustments to Conversion Price.  Upon the occurrence of any of the following events described in this Section 4(b), the Conversion Price will be adjusted pursuant to Sections 4(b)(i) to 4(b)(x).  If the number of Ordinary Shares represented by the ADSs as at the date of this Note (the “Current ADS Ratio”) is changed for any reason other than one or more of the events described in this Section 4(b), the Company shall make an appropriate adjustment to the Conversion Price such that the number of Ordinary Shares represented by the ADSs upon which any conversion of this Note is based remains the same.   Any reference in this Section 4(b) to issuances or other actions taken in respect of Ordinary Shares or otherwise for the benefit of Shareholders shall also include (without double counting) issuances or other actions that are given effect through the issuance, or other action taken in respect, of ADSs.

(i)                                     Consolidation, Reclassification or Subdivision.  If and whenever there shall be a consolidation, reclassification or subdivision in relation to the Ordinary Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such consolidation, reclassification or subdivision by the following fraction:

A
B

where:

A                                       is the aggregate number of Ordinary Shares in issue immediately before such consolidation, reclassification or subdivision, as the case may be; and

B                                       is the aggregate number of Ordinary Shares in issue immediately after such consolidation, reclassification or subdivision, as the case may be.

Such adjustment shall become effective on the date the consolidation, reclassification or subdivision, as the case may be, takes effect.

(ii)                                  Capitalization of Profits or Reserves.

(A)                               If and whenever the Company shall issue any Ordinary Shares credited as fully paid to the holders of Ordinary Shares (the “Shareholders”) by way of capitalization of profits or reserves including Ordinary Shares paid out of distributable profits or reserves and/or share premium account or capital redemption reserve (except any Scrip Dividend (as defined below)) and which would not have constituted a Capital Distribution (as defined below), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:

A
B

where:

A                                       is the aggregate number of Ordinary Shares in issue immediately before such issue; and

B                                       is the aggregate number of Ordinary Shares in issue immediately after such issue.

Such adjustment shall become effective on the date of issue of such Ordinary Shares, or if a record date is fixed therefor, immediately after such record date.

(B)                               In the case of an issue of Ordinary Shares by way of a Scrip Dividend where the Reference Price per Ordinary Share in force immediately before the issue of such Ordinary Shares multiplied by the number of such Ordinary Shares issued exceeds the amount of the Relevant Cash Dividend (as defined below) or the relevant part thereof and which would not have constituted a Capital Distribution, the Conversion Price shall be reduced to a price per ADS equal to the Current ADS Ratio multiplied by 130% of the quotient of the Relevant Cash Dividend divided by the number of such Ordinary Shares issued (such quotient, the “Scrip Issue Price”) (or with respect to the Conversion Price per Ordinary Share, a price per Ordinary Share equal to 130% of the Scrip Issue Price).

Such adjustment shall become effective on the date of issue of such Ordinary Shares or if a record date is fixed therefor, immediately after such record date.

(iii)                               Capital Distributions.  If and whenever the Company shall pay or make any Capital Distribution to the Shareholders, the Conversion Price shall be adjusted by reducing the Conversion Price in force immediately before such Capital Distribution by the Fair Market Value on the date of such announcement of the portion of the Capital Distribution attributable to one ADS (or with respect to the Conversion Price per Ordinary Share, attributable to one Ordinary Share).

Such adjustment shall become effective on the date that such Capital Distribution is actually made or if a record date is fixed therefor, immediately after such record date.

In making any calculations for the purposes of this Section 4(b)(iii), such adjustments (if any) shall be made as an Independent Investment Bank may determine in good faith to be appropriate to reflect (i) any consolidation or sub-division of any Ordinary Shares or the issue of Ordinary Shares by way of capitalization of profits or reserves (or any like or similar event) or any increase in the number of Ordinary Shares in issue in relation to the fiscal year of the Company in question, or (ii) any change in the fiscal year of the Company, or (iii) any adjustment to the Conversion Price made in the fiscal year of the Company in question.

(iv)                              Rights Issues of Ordinary Shares or Options over Ordinary Shares.  If and whenever the Company shall issue Ordinary Shares to all or substantially all Shareholders as a class by way of rights, or shall issue or grant to all or substantially all Shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares or any securities which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, any Ordinary Shares (or shall grant any such rights in respect of existing securities so issued), in each case at a price per Ordinary Share (the “Rights Issue Price”) which is less than the Reference Price per Ordinary Share in force immediately prior to such issue or grant of such Ordinary Shares, options, warrants or other rights (and notwithstanding that the relevant issue may be or be expressed to be subject to Shareholder or other approvals or consents or other contingency or event occurring or not occurring), the Conversion Price shall be reduced to a price per ADS equal to 130% of the Rights Issue Price multiplied by the Current ADS Ratio (or with respect to the Conversion Price per Ordinary Share, a price per Ordinary Share equal to 130% of the Rights Issue Price).

Such adjustment shall become effective on the date of issue of such Ordinary Shares or issue or grant of such options, warrants or other rights (as the case may be).

(v)                                 Rights Issues of Other Securities.  If and whenever the Company shall issue securities (other than Ordinary Shares or options, warrants or other rights to subscribe for, purchase or otherwise acquire Ordinary Shares) to all or substantially all Shareholders as a class by way of rights, or shall issue or grant to all or substantially all Shareholders as a class by way of rights, options, warrants or other rights to subscribe for, purchase or otherwise acquire any securities (other than Ordinary Shares or options, warrants or other rights to subscribe for, purchase or otherwise acquire Ordinary Shares), the Conversion Price shall be adjusted by reducing the Conversion Price in force immediately before such issue or grant by the Fair Market Value on the date of such announcement of the portion of the rights attributable to one ADS (or with respect to the Conversion Price per Ordinary Share, attributable to one Ordinary Share).

Such adjustment shall become effective on the date of issue of the securities, or issue or grant of such rights, options or warrants (as the case may be).

(vi)                              Issues at less than Reference Price.  If and whenever the Company shall issue (otherwise than as mentioned in Section 4(b)(iv)) any Ordinary Shares (other than Ordinary Shares issued on the exercise of Conversion Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, or purchase of Ordinary Shares) or issue or grant (otherwise than as mentioned in Section 4(b)(iv)) any options, warrants or other rights to subscribe for, purchase or otherwise acquire any Ordinary Shares (other than the Note), in each case at a price per Ordinary Share (the “New Issue Price”) which is less than the Reference Price per Ordinary Share in force immediately before such issue or grant, the Conversion Price shall be reduced to a price per ADS equal to 130% of the New Issue Price multiplied by the Current ADS Ratio (or with respect to the Conversion Price per Ordinary Share, a price per Ordinary Share equal to 130% of the New Issue Price).

Such adjustment shall become effective on the date of issue of such additional Ordinary Shares or, as the case may be, the grant of such options, warrants or other rights.

(vii)                           Other Issues at less than Reference Price .  Except in the case of an issue of Ordinary Shares or securities, in each case arising from a conversion or exchange of other securities in accordance with the terms applicable to such securities themselves falling within this Section 4(b)(vii), if and whenever the Company or any of its Subsidiaries (otherwise than as mentioned in Sections 4(b)(iv), 4(b)(v) and 4(b)(vi)), or at the direction or request of or pursuant to any arrangements with the Company or any of its Subsidiaries, any other company, person or entity shall issue any securities (other than the Note) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Ordinary Shares to be issued by the Company on conversion, exchange, subscription, purchase or acquisition (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms shall be redesignated as Ordinary Shares, and the consideration per Ordinary Share receivable upon conversion, exchange, subscription, purchase, acquisition or redesignation (the “New Effective Issue Price”) is less than the Reference Price per Ordinary Share in force immediately before such issue or grant of such securities (or the terms of such grant), the Conversion Price shall be reduced to a price per ADS equal to 130% of the New Effective Issue Price multiplied by the Current ADS Ratio (or with respect to the Conversion Price per Ordinary Share, a price per Ordinary Share equal to 130% of the New Effective Issue Price).

Such adjustment shall become effective on the date of issue of such securities or, as the case may be, the grant of such rights.

(viii)                        Modification of Rights of Conversion, etc.  If and whenever there shall be any modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such securities (other than the Note) as are mentioned in Section 4(b)(vii), (other than in accordance with the terms (including terms as to adjustment) applicable to such securities upon issue) so that following such modification the consideration per Ordinary Share (for the number of Ordinary Shares available on conversion, exchange, subscription, purchase or acquisition following the modification) receivable (the “Modified Issue Price”) has been reduced and is less than the Reference Price per Ordinary Share in force immediately prior to such modification, the Conversion Price shall be reduced to a price per ADS equal to 130% of the Modified Issue Price multiplied by the Current ADS Ratio (or with respect to the Conversion Price per Ordinary Share, a price per Ordinary Share equal to 130% of the Modified Issue Price).

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such securities.

(ix)                              Other Offers to Shareholders.  If and whenever the Company or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Company or any of its Subsidiaries) any other company, person or entity issues or sells any securities in connection with which Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Conversion Price is to be adjusted under Sections 4(b)(iv), 4(b)(v), 4(b)(vi) or 4(b)(vii) or, where applicable, would fall to be so adjusted if the relevant issue or grant was at less than the Reference Price per Ordinary Share in force immediately before such issue or sale), the Conversion Price shall be adjusted by reducing the Conversion Price in force immediately before such issue or sale by the Fair Market Value on the date of such announcement of the portion of rights attributable to one ADS (or with respect to the Conversion Price per Ordinary Share, attributable to one Ordinary Share).

Such adjustment shall become effective on the first date of issue of the securities.

(x)                                 Other Events.  If the Company reasonably determines that an adjustment should be made to the Conversion Price as a result of one or more circumstances not referred to in this Section 4(b) (even if the relevant circumstance is specifically excluded from the operation of Sections 4(b)(i) to 4(b)(ix)), subject to Section 4(c)(vi), the Company shall, at its own expense, request an Independent Investment Bank to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof, and the date on which such adjustment (if any) should take effect and upon such determination by the Independent Investment Bank such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that where the events or circumstances giving rise to any adjustment pursuant to this Section 4(b) have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of events or circumstances which have already given rise or will give rise to an adjustment to the Conversion Price, such modification (if any) shall be made to the operation of the provisions of this Section 4(b) as may be advised by the Independent Investment Bank to be in its opinion appropriate to give the intended result.

(c)                                  Provisions Relating to Changes in Conversion Price.

(i)                                     Minor adjustments: On any adjustment, the resultant Conversion Price, if not an integral multiple of one United States cent, shall be rounded down to the nearest U.S. dollar cent. No adjustment shall be made to the Conversion Price if such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and/or any amount by which the Conversion Price has not been rounded down, shall be carried forward and taken into account in any subsequent adjustment, and such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time and/or, as the case may be, that the relevant rounding down had not been made.  Notice of any adjustment shall be given by the Company to the Purchaser in accordance with Section 13 promptly after the determination thereof.

(ii)                                  Decision of an Independent Investment Bank: If any doubt shall arise as to whether an adjustment is to be made to the Conversion Price or as to the appropriate adjustment to the Conversion Price, and following consultation between the Company and an Independent Investment Bank, a written opinion of such Independent Investment Bank in respect thereof shall be conclusive and binding on the Company and the Purchaser, save in the case of manifest error.

(iii)                               Minimum Conversion Price: The Conversion Price shall not in any event be reduced to below the par value of the Ordinary Shares as a result of any adjustment hereunder unless under applicable law then in effect the Note may be converted at such reduced Conversion Price into legally issued, fully paid and non-assessable Ordinary Shares. The Company undertakes that it shall not take any action, and shall procure that no action is taken, that would otherwise result in an adjustment to the Conversion Price to below such par value or any minimum level permitted by applicable laws or regulations.

(iv)                              Concurrent adjustments: Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that in the opinion of an Independent Investment Bank, the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by such Independent Investment Bank to be in its opinion appropriate in order to give such intended result.

(v)                                 Employee share schemes; acquisitions: No adjustment will be made to the Conversion Price when Ordinary Shares or other securities (including rights, warrants or options) are issued, offered or granted (A) to employees (including directors) of the Company or any Subsidiary of the Company or any other eligible persons pursuant to any share option scheme or incentive plan of the Company or any Subsidiary; or (B) in consideration for acquisitions by the Company and/or its Subsidiaries of assets or securities of another Person (such Ordinary Shares or other securities, “Consideration Securities”), but only to the extent that such Consideration Securities, cumulatively in aggregate over any twelve-month period, comprise or are exercisable for no more than 1% of the issued and outstanding Ordinary Shares as at the beginning of any such twelve-month period.

(vi)                              Upward adjustment: No adjustment involving an increase in the Conversion Price will be made, except in the case of a consolidation or re-classification of the Ordinary Shares as referred to in Section 4(b)(i) above, or where there has been a manifest error in the calculation of the Conversion Price.

(vii)                           Calculation of Consideration Receivable: For the purpose of any calculation of the consideration receivable pursuant to Sections 4(b)(iv), 4(b)(vi), 4(b)(vii) and 4(b)(viii):

(A)                               Issue of Shares for Cash: the aggregate consideration receivable for Ordinary Shares issued for cash shall be the amount of such cash provided that in no case shall any deduction be made for any commission or any expenses paid or incurred by the Company for any underwriting of the issue or otherwise in connection therewith;

(B)                               Issue of Shares on Conversion or Exercise of Securities: (1) the aggregate consideration receivable for the Ordinary Shares to be issued on the conversion or exchange of any securities shall be deemed to be the consideration received or receivable by the Company for any such securities and (2) the aggregate consideration receivable for the Ordinary Shares to be issued on the exercise of rights of subscription attached to any securities shall be deemed to be that part (which may be the whole) of the consideration received or receivable by the Company for such securities which is attributed by the Company to such rights of subscription or, if no part of such consideration is so attributed the Fair Market Value of such rights of subscription as at the date of the announcement of the terms of issue of such securities, or, if any such matter being referred to the Independent Investment Bank under Section 4(c)(ii), as determined in good faith by an Independent Investment Bank, plus in the case of each of (1) and (2) above, the additional minimum consideration (if any) to be received by the Company on the conversion or exchange of such securities, or on the exercise of such rights of subscription (the consideration in all such cases to be determined subject to the proviso in Section 4(c)(vii)(A)) and (3) the consideration per Ordinary Share receivable by the Company on the conversion or exchange of, or on the exercise of such rights of subscription attached to, such securities shall be the aggregate consideration referred to in (1) or (2) above (as the case may be) converted into US dollars if such consideration is expressed in a currency other than US dollars at such rate of exchange as may be determined in good faith by an Independent Investment Bank to be the spot rate ruling at the close of business on the date of announcement of the terms of issue of such securities, divided by the number of Ordinary Shares to be issued on such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate; and

(C)                               Issue of Shares for non-cash assets: the aggregate consideration for Ordinary Shares issued for non-cash assets shall be the aggregate Fair Market Value of such assets as determined by the Independent Investment Bank.

(viii)                        Excluded events: No adjustment shall be made to the Conversion Price solely as a result of any issue of Ordinary Shares upon the conversion of the Note.

(ix)                              No double counting: Save as provided for Scrip Dividends, more than one of the provisions of Sections 4(b)(i) to 4(b)(ix) apply to any single event which would result in more than one adjustment to the Conversion Price being made in respect of the same event, then only the relevant sub-sections which would result in the largest change being made to the Conversion Price in respect of that event shall apply to the exclusion of the other applicable sub-sections.

(x)                                 Conditional issues, etc.: If any issue, grant or offer of any Ordinary Shares, securities, options warrants or any other rights referred to in Sections 4(b)(i) to 4(b)(ix) is subject to the fulfilment of any conditions and/or rights of termination, the effective date of the relevant adjustment shall be deemed to be the date on which all such conditions have been fulfilled (and/or waived) and/or such termination rights have expired or ceased to be exercisable (as the case may be).

(d)                                 Definitions.

“Capital Distribution” means:

(i)                                     any distribution of assets in specie by the Company for any financial period whenever paid or made and however described (and for these purposes a distribution of assets in specie includes without limitation an issue of Ordinary Shares or other securities credited as fully or partly paid (other than Ordinary Shares credited as fully paid to the extent that an adjustment to the Conversion Price is made in respect thereof under Section 4(b)(ii)(A)) by way of capitalization of reserves, but excludes a Scrip Dividend adjusted for under Section 4(b)(ii)(B); and

(ii)                                  any cash dividend or distribution (including, without limitation, the Relevant Cash Dividend of a Scrip Dividend and a distribution or payment to holders upon or in connection with a reduction of capital) of any kind by the Company for any financial period whenever paid and however described.

“Fair Market Value” means, with respect to any assets, distribution, security, option, warrant or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by an Independent Investment Bank provided that (i) where non US dollars cash is distributed, the fair market value of cash amount should be the US dollar amount as determined by an Independent Investment Banker; (ii) where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by such Independent Investment Bank) the fair market value of such options, warrants or other rights shall equal the volume-weighted average price of such options, warrants or other rights during the period of five Trading Days on the relevant stock exchange commencing on the first such Trading Day on which such options, warrants or other rights are publicly traded; (ii) the fair market value of a non-cash dividend paid or to be paid per share shall be the amount of such non-cash dividend per share determined as at the date of announcement of such dividend and (iii) the fair market value of any other non-cash amount shall be equal to such non-cash amount.

“Independent Investment Bank” means an independent investment bank of international repute (acting as an expert) selected by the Company at its own expense and approved by the Purchaser, which must not unreasonably delay or withhold approval.  If the Company fails to select an Independent Investment Bank when required by the terms of the Note (other than for any failure by the Purchaser to provide approval), the Purchaser may select the Independent Investment Bank at the expense of the Company.

“Relevant Cash Dividend” means the aggregate cash dividend or distribution declared by the Company including any cash dividend in respect of which there is any Scrip Dividend.

“Scrip Dividend” means any Ordinary Shares issued in lieu of the whole or any part of any Relevant Cash Dividend being a dividend which the Shareholders concerned would or could otherwise have received (and for the avoidance of doubt to the extent that an adjustment is made under Section 4(b)(iii) in respect of the Relevant Cash Dividend an adjustment may also be made for the amount by which the Reference Price of the Ordinary Shares exceeds the Relevant Cash Dividend or part thereof under Section 4(b)(ii)(B)).

(e)                                  Purchaser’s Conversion Limitations.  The Company shall not effect any conversion of this Note, and the Purchaser shall not have the right to convert any portion of this Note, pursuant to Section 4 or otherwise, to the extent that after giving effect to such issuance after conversion as set forth on the applicable Conversion Notice, the Purchaser (together with the Purchaser’s Affiliates, and any other Persons acting as a group together with the Purchaser or any of the Purchaser’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Purchaser and its Affiliates and Attribution Parties shall include the number of Ordinary Shares held by the Purchaser and its Affiliates and its Attribution Parties plus the number of Ordinary Shares represented by ADSs issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of Ordinary Shares represented by ADSs which would be issuable upon (i) conversion of the remaining, non-converted portion of this Note beneficially owned by the Purchaser or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or non-converted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Purchaser or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 4(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Purchaser that the Company is not representing to the Purchaser that such calculation is in compliance with Section 13(d) of the Exchange Act and the Purchaser is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 4(e) applies, the determination of whether this Note is convertible (in relation to other securities owned by the Purchaser together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible shall be in the sole discretion of the Purchaser, and the submission of a Conversion Notice shall be deemed to be the Purchaser’s determination of whether this Note is convertible (in relation to other securities owned by the Purchaser together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 4(e), in determining the number of outstanding Ordinary Shares, the Purchaser may rely on the number of outstanding Ordinary Shares as reflected in (A) the Company’s most recent Annual Report on Form 20-F, Report on Form 6-K or other public filings filed with the SEC, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Depositary setting forth the number of Ordinary Shares outstanding. Upon the written or oral request of the Purchaser, the Company shall within one (1) Trading Day confirm orally and in writing to the Purchaser the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Purchaser or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported.  The “Beneficial Ownership Limitation”  shall be 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares represented by ADSs issuable upon conversion of this Note. The Purchaser, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 4(e). Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Note.

5.                                      Redemption.

(a)                                 Redemption upon Maturity.  Unless previously redeemed or converted as provided herein, the Company shall redeem the Note on the Maturity Date at an amount equal to the sum of (i) one hundred and fifteen percent (115%) of the then outstanding Principal Amount of the Note and (ii) the interest accrued but unpaid on the Maturity Date.  The Company may not redeem the Note at its option prior to the Maturity Date.

(b)                                 Early Redemption at the Option of the Purchaser.

(i)                                     If any portion of the outstanding Principal Amount of the Note has not been converted in accordance with Section 4(a) by the third anniversary of the date of issuance of the Note, the Purchaser at its sole discretion shall have the right to require the Company to redeem, in whole or in part, the outstanding Principal Amount of the Note which has not been converted previously (the “Early Redeemed Principal Amount”) at an amount equal to the sum of (i) one hundred and nine percent (109%) of the Early Redeemed Principal Amount and (ii) the interest accrued but unpaid on the Early Redeemed Principal Amount to and including the Early Redemption Date (as defined below) (such sum, the “Early Redemption Price”).

(ii)                                  If the Purchaser intends to exercise its early redemption option under this Section 5(b), the Purchaser shall deliver to the Company a duly completed notice (the “Early Redemption Notice”) at any time within three months after the third anniversary of the date of issuance of the Note (together with all necessary endorsements for transfer). The Early Redemption Notice shall state (x) the Purchaser’s intention to redeem the Note at its sole discretion, (y) the exact amount of the Early Redeemed Principal Amount that the Purchaser intends to require the Company to redeem and (z) the account of the Purchaser as designated by the Purchaser.  On a date within three months after the Purchaser has delivered the Early Redemption Notice (the “Early Redemption Date”), the Company shall pay the entire Early Redemption Price to the Purchaser by wire transfer of immediately available funds to such designated account of the Purchaser.

(c)                                  Early Redemption upon Failure of NDRC Registration.

(i)                                     If the Company fails to obtain the NDRC Debt Issue Registration Certificate and deliver a certified true copy of the same to the Purchaser within 12 months after the First Closing Date pursuant to Section 5.10 of the Convertible Note Purchase Agreement, the Purchaser at its sole discretion shall have the right to require the Company to redeem, in whole or in part, on any date thereafter designated by the Purchaser for such redemption (such designated date, the “NDRC Early Redemption Date”) the outstanding Principal Amount of the Note which has not been converted previously, together with the interest accrued but unpaid thereon to and including the NDRC Early Redemption Date (such sum, the “NDRC Early Redemption Price”).

(ii)                                  If the Purchaser intends to exercise its early redemption option under this Section 5(c), the Purchaser shall deliver to the Company a duly completed notice (the “NDRC Early Redemption Notice”) (together with all necessary endorsements for transfer).  The NDRC Early Redemption Notice shall state (x) the Purchaser’s intention to redeem the Note at its sole discretion in accordance with this Section 5(c), (y) the NDRC Early Redemption Price and its calculation and (z) the account of the Purchaser as designated by the Purchaser.  The Purchaser shall deliver the NDRC Early Redemption Notice no less than three Business Days prior to the NDRC Early Redemption Date.  On the NDRC Early Redemption Date, the Company shall pay the entire NDRC Early Redemption Price to the Purchaser by wire transfer of immediately available funds to such designated account of the Purchaser.

6.                                      Events of Default.  Each of the following events shall be considered an event of default (each, an “Event of Default”) with respect to the Note:

(a)                                 Failure to Pay Principal.  The Company fails to pay any principal of any of the Notes when due and payable at its stated maturity, upon any required repurchase, upon declaration of acceleration or otherwise.

(b)                                 Failure to Pay Interest.  The Company fails to pay any interest payment or other payment required under the terms of this Note when due and payable and such payment shall not have been made within 30 days after the date due.

(c)                                  Voluntary Bankruptcy or Insolvency Proceedings.  The Company or any of its Significant Subsidiaries shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing.  For the purpose of this Section 6, “Significant Subsidiary” shall have the meaning given to it in Regulation S-X (17 CFR § 210.1-02), as amended from time to time.

(d)                                 Involuntary Bankruptcy or Insolvency Proceedings.  Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or any of its Significant Subsidiaries, or of all or a substantial part of their property, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or any of its Significant Subsidiaries, or the debts thereof, under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and either (i) an order for relief shall be entered or (ii) such proceeding shall not be dismissed or discharged within forty-five (45) days of commencement.

(e)                                  Cease to be a Public Company.  The ADSs shall cease to be publicly traded on the NASDAQ.

(f)                                   No Trading.  The Company’s ADSs are suspended from trading on the NASDAQ for twenty (20) consecutive Trading Days.

(g)                                  VIE Agreements.  Any agreements described under “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Our Variable Interest Entities and Their Shareholders” of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on March 27, 2019 or of any subsequent annual reports of the Company on Form 20-F to be filed with the SEC that affects the Company’s control over any of its VIEs become invalid, void or unenforceable or terminated for any reasons or any matter, as a result of which, the Company becomes unable to effectively control and consolidate the financial results of any such VIE (it being understood that any termination arising in connection with a voluntary restructuring effected by the Company or any of its Subsidiaries that has no adverse impact on the Company’s ability to control or consolidate any VIE shall not constitute an Event of Default for purposes of this paragraph (g)).

(h)                                 Breach of Covenants.  The Company fails to comply with one or more of its obligations under Section 9 of the Note, which failure is not capable of being cured or is not cured within 30 days after the occurrence of such breach.

(i)                                     Material Adverse Effect.  Any one or more events, facts, conditions, changes or developments shall have occurred that have caused or constituted or could be reasonably expected to cause or constitute, either individually or in the aggregate, a Material Adverse Effect.

(j)                                    Cross-default.  Any Significant Indebtedness (as defined below) of the Company or any of its Subsidiaries is not paid when due or (as the case may be) within any originally applicable grace period, or any such Significant Indebtedness becomes (or becomes capable of being declared) due and payable prior to its stated maturity otherwise than at the option of the Company or its Subsidiaries (an “Acceleration”), or the Company or its Subsidiaries fails to pay when due any amount payable by it or them under any guarantee or indemnity of any Significant Indebtedness (a “Payment Default”).  For the purpose of this Section 6(j), “Significant Indebtedness” means, with respect to one or more events mentioned above, the aggregate indebtedness with an aggregate amount of no less than US$15,000,000 or its equivalent in any other currency or currencies.

(k)                                 Unsatisfied Judgment.  One or more judgment(s) or order(s) for the payment of an aggregate amount of no less than US$15,000,000 is rendered against the Company or its Subsidiaries and continue(s) unappealed, unsatisfied and unstayed for a period of 60 days after the date(s) thereof or, if later, the date therein specified for payment.

7.                                      Remedies.

(a)                                 Upon the occurrence of an Event of Default under Section 6 (other than an Event of Default described in Sections 6(c) or 6(d)) and at any time thereafter during the continuance of such Event of Default), the Purchaser may by written notice to the Company, declare 100% of the outstanding, unredeemed and unconverted Principal Amount of, and accrued and unpaid interest on, the Note to be due and payable immediately, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, specifying the Event of Default and that it is a “notice of acceleration”, and upon any such declaration the same shall become and shall automatically be immediately due and payable.  Upon the occurrence of any Event of Default described in Sections 6(c) or 6(d), 100% of the outstanding, unredeemed and unconverted Principal Amount of, and accrued and unpaid interest on, the Note shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding.

(b)                                 At any time after any such acceleration, the Purchaser may by written notice to the Company rescind and cancel any such acceleration and its consequences if (i) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction, (ii) all existing Events of Default, other than nonpayment of principal of or interest on the Notes that have become due solely because of the acceleration, have been cured or waived, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, in each case which have become due otherwise than by such acceleration, at the per annum rate specified in the last paragraph of Section 7(d), has been paid; and (iv) the Company has paid the Purchaser reasonable compensation and reimbursed the Purchaser for its reasonable expenses, disbursements and advances in connection with such acceleration and rescission.

(c)                                  In the event of acceleration of the Notes because an Event of Default specified in Section 6(j) has occurred and is continuing, the acceleration of the Notes shall be automatically rescinded and cancelled if (a) within 60 days after such acceleration of the Notes as a result of such Event of Default, the aggregate principal amount of Significant Indebtedness of the Company or any Subsidiary of the Company as to which a Payment Default or an Acceleration shall have occurred and shall be continuing shall be less than US$15,000,000, whether as a result of any such Payment Default(s) or Acceleration(s), as the case may be, having been remedied or cured or waived by the holders of the relevant Significant Indebtedness, the relevant Significant Indebtedness having been repaid, redeemed, defeased or otherwise discharged, or otherwise, (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (c) all existing Events of Default, other than nonpayment of the principal of or interest on the Notes that shall have become due solely because of the acceleration, have been cured or waived.

(d)                                 Defaulted Amounts.  Any amounts on this Note that are payable but are not punctually paid or duly provided for (the “Defaulted Amounts”) shall accrue interest at the rate per annum borne by the Note plus ten percent per annum, subject to the enforceability thereof under applicable law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company to the Purchaser by wire transfer of immediately available funds pursuant to the procedures set forth in Section 2.  Payment shall be credited first to accrued interest due and payable and any remainder shall be applied to outstanding Principal Amount.

8.                                      Prepayment.  The Principal Amount or interest accrued on the Note may not be prepaid prior to the Maturity Date without the written consent of the Purchaser.

9.                                      Covenants.

(a)                                 Affirmative Covenants. Unless the Purchaser otherwise agrees in writing, the Company shall (and shall ensure that each of its Subsidiaries will):

(i)                                     Corporate Existence; Conduct of Business.  Do all things necessary to maintain its existence and keep in full force and effect its material rights, licenses, permits, copyrights, trademarks and patents, comply with its charter, conduct its operations, activities and facilities with due diligence and efficiency and in accordance with sound industry, financial and business practices.

(ii)                                  Authorizations.  Obtain, comply with and do all that is necessary to maintain in full force and effect any authorization required under any law or regulation of any relevant jurisdiction to enable it to (A) perform its obligations under the Transaction Documents; (B) ensure the legality, validity, enforceability or admissibility in evidence of any Transaction Document; and (C) carry on its business where failure to do so has or is reasonably likely to have a Material Adverse Effect.

(iii)                               Compliance with Laws. Comply in all respects with all laws to which it may be subject, if failure so to comply has or is reasonably likely to have a Material Adverse Effect.

(iv)                              Taxation.  Pay and discharge all material taxes imposed upon it or its assets within the time period originally allowed.

(v)                                 Pari passu.  Ensure that at all times any unsecured and unsubordinated claims of the Purchaser against it under the Transaction Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

(vi)                              Accounting and Financial Management.  Maintain an accounting and control system, management information system and books of account and other records, which together adequately reflect truly and fairly the financial condition of the Company and its Subsidiaries and the results of their respective operations in conformity with the applicable accounting standards.

(vii)                           Auditors.  Maintain at all times one of the following accounting firms to act as the auditors of the Group:

(A)                               Deloitte Touche Tohmatsu Limited;

(B)                               PricewaterhouseCoopers;

(C)                               Ernst & Young; and

(D)                               KPMG.

(viii)                        Authorized Share Capital; Listing; Conversion Securities.

(A)                               Keep available at all times (including taking such corporate actions as may be necessary to increase its authorized but unissued share capital), free from Encumbrance, pre-emptive or other rights, out of its authorized but unissued share capital, such number of Ordinary Shares as would be required to be allotted and issued to the Purchaser upon conversion of all or any part of the outstanding principal amount of the Notes and the accrued and unpaid interest thereon from time to time as contemplated under the Convertible Note Purchase Agreement and to satisfy in full all other rights of exercise, conversion into or exchange or subscription for Conversion Securities.

(B)                               Ensure that upon any conversion all Ordinary Shares, when allotted and deposited with the Depositary against delivery of ADSs to the Purchaser or, or if the Purchaser elects to convert the Note into Ordinary Shares, when allotted and issued to the Purchaser by the Company in the manner contemplated by this Note, will: (u) be duly and validly allotted and issued, fully-paid and non-assessable, (v) be entitled to all dividends and other distributions declared, paid or made by the Company on or after the date of allotment and issuance, (w) rank pari passu with and, carry the same rights in all aspects as, the other Ordinary Shares then outstanding, (x) be freely transferable, free and clear of all Encumbrances, (y) not be subject to preemptive rights, rights of first refusal or other restrictions on transfer or third party rights, except as set forth in the Company’s constitutional documents and (z) not be subject to calls for further payments.

(C)                               Not take any action to terminate the Deposit Agreement.

(D)                               Maintain the listing of the ADSs on NASDAQ and the registration of the Ordinary Shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and without limitation, in a timely manner obtain all such authorizations, make all such filings or submissions with the U.S. Securities and Exchange Commission (“SEC”), and take any such other action, as may be necessary to enable the Purchaser to exercise its rights to convert all or any part of the outstanding principal amount of the Notes and the accrued and unpaid interest thereon and resell from time to time the ADSs in the public markets in the United States following conversion of the Note, to enable the Ordinary Shares to continue to be eligible for registration under the Exchange Act and to enable the continued listing of the ADSs on NASDAQ.

(ix)                              Financial Covenant.  Ensure that for so long as any Notes remain outstanding, Consolidated Total Borrowings shall not at any time exceed 6.5 times Adjusted EBITDA, provided that if the Company maintains a credit rating of not lower than (A) B+ from Standard & Poor’s Rating Services, (B) B+ from Fitch Ratings Limited, and (C) B1 from Moody’s Investors Service Limited (the “Ratings Threshold”), then the Company shall not be required to comply with this Section 9(a)(ix).

The financial covenant set out in this Section 9(a)(ix) shall be tested by reference to the latest publicly available financial statements of the Group for each Calculation Period ending on a Test Date. The Company shall promptly notify the Purchaser if any of the Company’s credit ratings falls below the Ratings Threshold (a “Ratings Downgrade”). For so long as a Ratings Downgrade has occurred and is continuing, the Company shall, promptly, and in any event no later than seven (7) Business Days after the publication of such financial statements, deliver to the Purchaser in accordance with Section 13 a certificate signed by two directors or other duly authorized officers of the Company on behalf of the Company which shall set out (in reasonable detail) computations as to compliance with the financial covenant in this Section 9(a)(ix).

(x)                                 Compliance Program. Maintain an adequate anti-corruption compliance program. The anti-corruption program should include written anti-corruption and anti-bribery policies and procedures that are reasonably designed to ensure compliance with applicable laws, routine and periodic compliance trainings for the Company’s directors, executives, agents, employees, affiliates or representatives, the maintenance of internal controls sufficient to prevent, detect, and deter violations of applicable anti-corruption laws, and periodic internal audits to assess the compliance program’s effectiveness. The anti-corruption program should be applied as appropriate to all current and future operations of the Company and its Subsidiaries.

(xi)                              Compliance Reporting and Inquiries.  Cause management to provide annually updates to the Company’s board of directors regarding the operation and general status of its anti-corruption compliance program, as well as to promptly notify the board of directors upon the Company receiving knowledge or allegations of potential compliance violations by any of the Company or its Subsidiaries, directors, executives, agents, employees, affiliates or representatives. The Company and its Subsidiaries consent to reasonable periodic review of their books and records by the Purchaser as necessary for the Purchaser to monitor on-going compliance by the Company and its Subsidiaries with the applicable Anti-Corruption Laws, Sanctions and Anti-Money Laundering Laws and regulations (together, the “Business Conduct Laws”). The Company and its Subsidiaries further consents to any reasonable compliance audit or inquiry initiated by the Purchaser in response to any allegation of potential violation of the Compliance Laws, each with reasonable prior written notice, and without interrupting the ordinary course of business.

(xii)                           Anti-Money Laundering. Procure that the operations of the Company and its Subsidiaries shall be conducted at all times in compliance with all applicable Business Conduct Laws.

(xiii)                        [Material Non-Public Information. If the Purchaser receives or has received from the Company any information which the Purchaser deems to be material non-public information under any applicable laws (including, but not limited to, the Exchange Act), then the Company shall, if requested by the Purchaser, publicly disclose such information.]

(xiv)                       NDRC Registration. Use reasonable best efforts and take all such necessary and desirable actions to obtain the NDRC Debt Issue Registration Certificate in accordance with the NDRC Circular and deliver to the Purchaser a certified true copy of the same within 12 months after the First Closing Date, including without limitation cooperating with and providing any information requested by the NDRC in connection therewith diligently and in a timely manner and refraining from any action or omission that would hinder or obstruct the NDRC from issuing or the Company from obtaining the NDRC Debt Issue Registration Certificate.

(b)                                 Negative Covenants.  Unless the Purchaser otherwise agrees in writing, the Company shall not (and shall ensure that each of its Subsidiaries will not):

(i)                                     Change of business.  Make any substantial change to the general nature of the business of the Group taken as a whole from that carried on by the Group at the date of the issuance of this Note;

(ii)                                  Anti-Bribery.  Take, and the Company shall procure that no Covered Person shall take, any action, directly or indirectly, that would result in a violation of any Anti-Corruption Law, including, without limitation, using any funds for any unlawful contribution, gift, entertainment or other unlawful payments to any foreign or domestic governmental official or employee from funds, nor permit any Covered Person to offer, pay, promise to pay, or authorize the payment of any money, or offer, give, promise to give, or authorize the giving of anything of value, to any Government Official or to any person under circumstances where the Company or such Covered Person knows or is aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(A)                               influencing any act or decision of such Government Official in his official capacity;

(B)                               inducing such Government Official to do or omit to do any act in relation to his lawful duty;

(C)                               securing any improper advantage; or

(D)                               inducing such Government Official to influence or affect any act or decision of any Governmental Authority,

in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or directing business to the Company or any of its Subsidiaries or in connection with receiving any approval of the transactions contemplated herein. No Covered Person shall accept anything of value for any of the purposes listed in paragraphs (i) through (iv) above; and

(iii)                               Use of Proceeds.  Directly or indirectly use the proceeds of the Notes, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person for the purpose of funding or facilitating any activities or business of or with any Person towards any sales or operations in Cuba, Iran, Syria, the Democratic People’s Republic of Korea, Crimea or any other country sanctioned by OFAC from time to time or for the purpose of funding any operations or financing any investments in, or make any payments to, any Person targeted by or subject to any Sanctions. The use of proceeds will be in compliance with and will not result in the breach by any Relevant Person of the Sanctions; and the Company further covenants not to engage, directly or indirectly, in any other activities that would result in a violation of Sanctions by any Person.

For the purpose of this Section 9, the following terms shall have the meanings below:

“Adjusted EBITDA” means, for any Relevant Period, the Consolidated EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable.

“Borrowings” means, at any time, the outstanding principal, capital or nominal amount and any fixed or minimum premium payable on prepayment or redemption of any indebtedness for or in respect of Financial Indebtedness excluding (a) any outstanding principal, premium and interest payable in relation to the Notes and (b) any Financial Indebtedness in the form of interest-free shareholder loans incurred by non-wholly-owned Subsidiaries to finance the ownership, acquisition, construction, development or operation of a particular asset;

“Calculation Period” means each period of 12 months ending on a Test Date;

“Consolidated EBIT” means, for any Relevant Period, the consolidated profits before tax of the Group for that Relevant Period:

(A) adding back interest expense (as reflected in the income statement)

(B) before taking into account any consolidated interest income;

(C) before taking into account any items treated as Exceptional or Extraordinary items; and

(D) before taking into account the profit/loss of any member of the Group which is attributable to minority interest,

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining the profits of the Group from ordinary activities before taxation.

“Consolidated EBITDA” means for any Relevant Period, the Consolidated EBIT for that Relevant Period before deducting any amount attributable to amortization of goodwill and other intangible assets or depreciation of tangible assets.

“Consolidated Total Borrowings” means at any time the aggregate amount of all obligations of the Group for or in respect of Borrowings but excluding any such obligations to any other member of the Group and deducting the aggregate amount of freely available cash and cash equivalents held by the Group at such time, and so that no amount shall be included or excluded more than once;

“Exceptional” or “Extraordinary” means loss or gain on disposal of items of property, plant and equipment, net fair value loss or gain from available for sale investments, loss or gain on disposal of Subsidiaries and disposal of shares or interests of an associate, loss or gain on disposal of a jointly-controlled entity and disposal of prepaid land lease payment, loss or gain resulting from the cumulative effect of a change in accounting principles, translation losses and gains due solely to fluctuations in currency values and related tax effects, non-cash gains or losses attributable to movements in the mark-to-market valuation of any convertible or exchangeable securities and any other loss or gain which is a result of a one-off and non-recurring transaction but does not include revenue or income from concessionaire sales or interest income.

“Financial Indebtedness” means any indebtedness for or in respect of:

(a)                           moneys borrowed;

(b)                           any amount raised by acceptance under any acceptance credit facility;

(c)                            any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)                           the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the applicable accounting standards, be treated as a finance or capital lease;

(e)                            receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)                             any amount raised under any other financing transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(g)                            any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution other than guarantees provided in the usual and ordinary course of business; and

(h)                           the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (g) above of this definition.

and when calculating Financial Indebtedness, no liability shall be taken into account more than once;

“Group” mean the Company and each of its Subsidiaries from time to time (each a “Group Company”); and

“Relevant Period” means each period from January 1 of each year ending on a Test Date of such year.

“Test Date” means March 31, June 30, September 30 and December 31 of each year.

10.                               Transfers; No Transfers to Adverse Persons.  The Purchaser may transfer this Note in whole or in part, whereupon such transferee shall be deemed a Purchaser and all references to the Purchaser shall be read as such.  Notwithstanding the foregoing, the Purchaser shall not, directly or indirectly (including through any Affiliate), Transfer the Note to any Adverse Person (as defined below) without the prior written consent of the Company, other than through open market sales to any transferee that is not known by the Purchaser to be an Adverse Person.  Any Transfer of the Note made in violation of this Section 10 shall be null and void ab initio and shall not be recorded on the books and records of the Company.  For the purpose of this Section 10, “Adverse Person” shall mean any Person identified in Schedule 1 hereto.  In the event that the Purchaser becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of this Note (and any interest and obligation in or under, and any property securing, this Note) from the Purchaser will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Note (and any such interest, obligation and property) were governed by the laws of the United States or a state of the United States.  “U.S. Special Resolution Regime” means each of the Federal Deposit Insurance Act (12 U.S.C. §§ 1811—1835a) and regulations promulgated thereunder and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (12 U.S.C. §§ 5381—5394) and the regulations promulgated thereunder.

11.                               No Rights as Shareholder Prior to Conversion.  For the avoidance of doubt, the Purchaser has not been conferred with any of the rights of a shareholder of the Company, including the right to vote as such, by any of the provisions hereof or any provisions under the Convertible Note Purchase Agreement, any right (a) to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, (b) other than Section 9 of the Note, to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of shares, reclassification of shares, change of par value, or change of shares to no par value, consolidation, merger, scheme of arrangement, conveyance, or otherwise), (c) to receive notice of meetings or to receive in-kind dividends or subscription rights or otherwise, in each case until the Note shall have been converted in whole or in part and any Conversion Securities issuable upon the whole conversion hereof shall have been issued, as provided for in the Note and the Convertible Note Purchase Agreement, whereupon the Purchaser shall immediately have the rights of a shareholder of the Company if it holds Ordinary Shares or shall immediately have the rights of an ADS holder entitled to the benefits of the Deposit Agreement, if it holds ADSs.

12.                               Termination of Rights.  All rights under this Note shall automatically terminate when (a) all amounts owing on this Note have been paid in full or (b) the Note is converted or redeemed in full pursuant to Sections 4 and 5 of the Note.  Upon the termination of all rights under this Note, the Note shall be surrendered by the Purchaser to the Company and the Note so surrendered shall be cancelled and shall not be reissued.  For the avoidance of doubt, the Convertible Note Purchase Agreement (including Schedule 1 thereof) shall not be terminated merely due to a termination of all rights under this Note, and shall remain in force and effect or terminate pursuant to the terms thereof.

13.                               Amendments and Waivers; Notice.  The amendment or waiver of any term of this Note shall be subject to the written consent of the Company and the Purchaser.  The provision of notice shall be conducted pursuant to the terms of the Convertible Note Purchase Agreement.

14.                               Successors and Assigns.  This Note applies to, inures to the benefit of, and binds, the successors and assigns of the Company and the Purchaser; provided, however, that the Company may not assign any of its rights or transfer any of its obligations under this Note without the written consent of the Purchaser; provided, further, that for the avoidance of doubt, subject to the restrictions set forth in Section 10, the Purchaser may Transfer this Note or any portion hereof to any other Person without the consent of the Company.  Upon the written request of the Purchaser, the Company shall facilitate the Transfer of this Note or any portion hereof by accepting surrender of this Note to the Company and reissuing one or more new notes on substantially the same form to the transferee and/or the Purchaser, as applicable, in accordance with the Purchaser’s written request.

15.                               Governing Law; Dispute Resolution.

(a)                                 This Note shall be governed by, and construed in accordance with, the laws of Hong Kong.

(b)                                 For any dispute or claim arising out of or relating to this Note, or the breach, termination or invalidity hereof (including the validity, scope and enforceability of this arbitration provision), the Company and the Purchaser shall first attempt to resolve such dispute or claim through good faith negotiations.  If such dispute or claim cannot be resolved through negotiations within sixty (60) calendar days after a notice of complaint is delivered, such dispute or claim shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules (the “HKIAC Arbitration Rules”) in force when the Notice of Arbitration is submitted and as may be amended by the rest of this Section 15.  For the purpose of such arbitration, there shall be three arbitrators (the “Arbitration Tribunal”). The seat of arbitration shall be Hong Kong and the language of arbitration shall be English.

(c)                                  The arbitrators shall decide any such dispute or claim strictly in accordance with the governing law specified in Section 15(a).  Judgment upon any arbitral award rendered hereunder may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

(d)                                 In order to preserve its rights and remedies, the Company and the Purchaser shall be entitled to seek any order for the preservation of property, including any interim injunctive relief, in accordance with applicable law from any court of competent jurisdiction or from the Arbitration Tribunal pending the final decision or award of the Arbitration Tribunal.

(e)                                  The Company and the Purchaser irrevocably consents to the service of process, notices or other paper in connection with or in any way arising from the arbitration or the enforcement of any arbitral award, by use of any of the methods and to the addresses set forth for the giving of notices in the Convertible Note Purchase Agreement.  Nothing contained herein shall affect the right of the Company or the Purchaser to serve such processes, notices or other papers in any other manner permitted by applicable law.

(f)                                   Any award made by the Arbitration Tribunal shall be final and binding on each of the parties to the dispute.

16.                               Separate Instruments.  The Company and the Purchaser acknowledge that the Company has issued, is issuing or has agreed or proposes to issue convertible promissory notes to other Persons pursuant to convertible note purchase agreements entered into with the Company on or around the date of the Convertible Note Purchase Agreement. For the avoidance of doubt, the Company and the Purchaser acknowledge and agree that: (a) this Note shall constitute a separate instrument from; (b) the rights and obligations of the Company and the Purchaser hereunder (including without limitation the exercise thereof and compliance therewith) shall be separate and independent from the rights and obligations contained in; and (c) the provisions of this Note shall be read and interpreted without reference to, any and all such other convertible promissory notes and any and all new notes reissued by the Company to transferees upon Transfer of this Note at the Purchaser’s written request in accordance with Section 14.

[Remainder of Page Intentionally Left Blank]

In witness whereof the Company has caused this Note to be executed and delivered as a deed poll.

THIS DEED is delivered on	2020.

The COMMON SEAL of	)
21VIANET GROUP, INC.	)
was affixed in the presence of:	)

[Signature Page to Convertible Promissory Note]

SCHEDULE 1

Adverse Persons

1.                                      GDS Holdings Ltd. (“GDS”) and its Subsidiaries.

2.                                      Any shareholder of GDS holding 5% or more of its outstanding share capital (on an as-converted to ordinary shares basis).

3.                                      ChinData Group and its Subsidiaries.

4.                                      Bain Capital, LP and its Subsidiaries, but excluding any portfolio companies.